As filed with the Securities and Exchange	Registration No. 333-XXXXXX
Commission on February 19, 2015	Registration No. 811-05626

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. _____	[.]
Post-Effective Amendment No. _____	[.]

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]
(Check appropriate box or boxes.)

Separate Account B

(Exact Name of Registrant)

Voya Insurance and Annuity Company

(Name of Depositor)

1475 Dunwoody Drive
Westchester, Pennsylvania 19380

 (Address of Depositor’s Principal Executive Offices) (Zip Code)

(610) 425-3400

 (Depositor’s Telephone Number, including Area Code)

J. Neil McMurdie, Senior Counsel

Voya Financial®

One Orange Way, Windsor, Connecticut 06095-4774

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities being Registered:  Voya Preferred Advantage Variable Annuity.

PART A

INFORMATION REQUIRED IN A PROSPECTUS

VOYA INSURANCE AND ANNUITY COMPANY

Separate Account B

Voya Preferred Advantage Variable Annuity

CONTRACT PROSPECTUS – MAY 1, 2015

The Contract. The Contract described in this prospectus is a flexible premium deferred individual variable annuity contract (the “Contract”) issued by Voya Insurance and Annuity Company (the “Company,” “we,” “us” and “our”). The Contract is issued to the Contract Owner (“you and your”) as either a Nonqualified Contract (a contract that does not qualify for special federal income tax treatment under the Internal Revenue Code of 1986, as amended (the “Tax Code”)) or as a Qualified Contract (a contract that qualifies for such treatment). A Qualified Contract may be issued as either a traditional Individual Retirement Annuity (“IRA”) under sections 408(a) and (b) of the Tax Code, a Roth IRA under section 408A of the Tax Code, a SEP IRA under section 408(k) of the Tax Code; a Simple IRA under section 408(p) of the Tax Code; or as a Stretch IRA.

Why Reading This Prospectus is Important. This prospectus contains facts about the Contract and its variable investment options. This information will help you decide if the Contract is right for you. Please read this prospectus carefully and keep it for future reference.

Variable Investment Options. The Contract provides a means for you to allocate your Purchase Payments into one or more variable investment options. These options are called Subaccounts. The Subaccounts are within Separate Account B, a separate account of the Company. Each Subaccount invests in one of the mutual funds (“funds”) listed on the next page. Earnings on amounts invested in a Subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. The funds in which the Subaccounts invest have various risks. Information about the risks of investing in the funds through the Contract is located in THE INVESTMENT OPTIONS section on page 12. The particular risks associated with each fund are detailed in the fund’s prospectus. Read this prospectus in conjunction with the fund prospectuses and retain them for future reference.

These Contracts are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the Federal Deposit Insurance Corporation (“FDIC”). The Contracts are subject to investment risk, including the possible loss of the principal amount invested.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the Contract. See the CONTRACT DISTRIBUTION section on page for 44 further information about the amount and types of compensation we may pay.

Getting Additional Information. If you received a summary prospectus for any of the funds available through the Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund’s summary prospectus. You may obtain the May 1, 2015, Statement of Additional Information (“SAI”) associated with this prospectus free of charge by indicating your request on your application materials, by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, (800) 366-0066. You may also obtain a prospectus or an SAI for any of the funds by calling that number. The Contract prospectus, the SAI and other information about Separate Account B may be obtained by accessing the Securities and Exchange Commission’s (“SEC”) website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operation of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, emailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the Contract offered through this prospectus, you may find it useful to use the number assigned to the registration statement of this Contract prospectus under the Securities Act of 1933. This number is 333-______. The SAI table of contents is listed on page 60 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITES AND EXCHANGE COMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED

CONTRACT PROSPECTUS – MAY 1, 2015 (CONTINUED)

The Funds

The following chart lists the funds that are currently available through the Contract. [Final listing to be filed by Amendment.]

American Funds® – Bond FundSM (Class 4)

American Funds® – Capital Income Builder Fund® (Class 4)

American Funds® – Global Growth FundSM (Class 4)

American Funds® – Growth FundSM (Class 4)

American Funds® – International FundSM (Class 4)

American Funds® – New World Fund® (Class 4)

BlackRock Equity Dividend V.I. (Class III)

BlackRock Global Allocation V.I. (Class III)

BlackRock High Yield V.I. (Class III)

BlackRock iShares Alternative Strategies V.I. Fund - Class III

BlackRock iShares Dynamic Allocation V.I. Fund - Class III

Fidelity® VIP Strategic Income Portfolio (Service Class 2)

Franklin Strategic Income VIP Fund (Class 2)

Invesco V.I. Balanced-Risk Allocation Fund (Series II)

Janus Aspen Series – Janus Aspen Balanced (Service Class)

Janus Aspen Series – Janus Aspen Flexible Bond (Service Class)

PIMCO All Asset Portfolio (Administrative Class)

PIMCO Short Term Portfolio (Advisor Class)

PIMCO Total Return Portfolio (Advisor Class)

Putnam VT American Government Income Fund (Class IB)

Putnam VT Income Fund (Class IB)

Putnam VT Small Cap Value Fund (Class IB)

Templeton Global Bond VIP Fund (Class 2)

Voya Global Bond Portfolio (Class A)

Voya Global Perspectives Portfolio (Class A) 1

Voya Global Value Advantage Portfolio (Class A)

Voya Growth and Income Portfolio (Class A)

Voya High Yield Portfolio (Class A)

Voya Intermediate Bond Portfolio (Class A)

Voya International Index Portfolio (Class A)

Voya Large Cap Growth Portfolio (Class A)

Voya Large Cap Value Portfolio (Class A)

Voya Liquid Assets Portfolio (Class S2)

Voya MidCap Opportunities Portfolio (Class A)

Voya Retirement Conservative Portfolio (Class A) 1

Voya Retirement Growth Portfolio (Class A) 1

Voya Retirement Moderate Growth Portfolio (Class A) 1

Voya Retirement Moderate Portfolio (Class A) 1

Voya RussellTM Large Cap Growth Index Portfolio (Class S)

Voya RussellTM Large Cap Value Index Portfolio (Class S)

Voya RussellTM Mid Cap Index Portfolio (Class A)

Voya RussellTM Small Cap Index Portfolio (Class A)

Voya SmallCap Opportunities Portfolio (Class A)

Voya Solution 2025 Portfolio (Class A) 1

Voya Solution 2035 Portfolio (Class A) 1

Voya Solution 2045 Portfolio (Class A) 1

Voya Solution 2055 Portfolio (Class A) 1

Voya Solution Income Portfolio (Class A)*

VY® American Century Small-Mid Cap Value Portfolio (Class A)

VY® Baron Growth Portfolio (Class A)

VY® BlackRock Inflation Protected Bond Portfolio (Class A)

VY® Clarion Global Real Estate Portfolio (Class A)

VY® Clarion Real Estate Portfolio (Class A)

VY® Columbia Contrarian Core Portfolio (Class A)

VY® Columbia Small Cap Value II Portfolio (Class A)

VY® FMRSM Diversified Mid Cap Portfolio (Class A)

VY® Franklin Income Portfolio (Class A)

VY® Invesco Equity and Income Portfolio (Class A)

VY® Invesco Growth and Income Portfolio (Class A)

VY® JPMorgan Emerging Markets Equity Portfolio (Class A)

VY® JPMorgan Mid Cap Value Portfolio (Class A)

VY® JPMorgan Small Cap Core Equity Portfolio (Class A)

VY® Morgan Stanley Global Franchise Portfolio (Class A)

VY® Oppenheimer Global Portfolio (Class A)

VY® T. Rowe Price Capital Appreciation Portfolio (Class A)

VY® T. Rowe Price Equity Income Portfolio (Class A)

VY® T. Rowe Price Growth Equity Portfolio (Class A)

VY® T. Rowe Price International Stock Portfolio (Class A)

VY® Templeton Foreign Equity Portfolio (Class A)

1    This fund is structured as a “fund of funds.” A “fund of funds” may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. See the Fund Fees and Expenses table on page 7 and the Fund of Funds section on page 22 for more information about “fund of funds.”

2    FMRSM is a service mark of Fidelity Management & Research Company.

Voya Preferred Advantage Variable Annuity

THE STATEMENT OF ADDITIONAL INFORMATION.............................................................................. Back Cover

Voya Preferred Advantage Variable Annuity

GLOSSARY OF TERMS USED IN THIS PROSPECTUS

The following are some of the important terms used throughout this prospectus that have special meaning. There are other capitalized terms which are explained or defined in other parts of this prospectus.

Accumulation Phase:  The period of time from the Contract Date to the Annuity Commencement Date.

Accumulation Unit:  A unit of measurement used to calculate the Accumulation Value during the Accumulation Phase.

Accumulation Unit Value (“AUV”):  The value of an Accumulation Unit for a Subaccount of Separate Account B. Each Subaccount of Separate Account B has its own Accumulation Unit Value, which may increase or decrease daily based on the investment performance of the applicable underlying fund in which it invests.

Accumulation Value:  On the Contract Date, the Accumulation Value equals the initial Purchase Payment paid less any premium tax, if applicable. Thereafter, the Accumulation Value will equal the sum of the amounts allocated to the Subaccounts of Separate Account B in which your Contract is invested.

Annuitant:  The individual(s) designated by you and upon whose life Annuity Payments are based.

Annuity Commencement Date: The date Annuity Payments begin.

Annuity Payments:  The periodic payments made by us to you or, subject to our consent, a payee designated by you.

Annuity Payment Phase:  The period of time during which we make Annuity Payments, which begins on the Annuity Commencement Date.

Annuity Plan:  The Annuity Payment option elected by you that determines the frequency, duration and amount of the Annuity Payments.

Beneficiary:  The Beneficiary is the individual or entity designated by you to receive the Death Benefit.

Business Day:  Any day that is a Valuation Date.

Contract Anniversary:  The anniversary of the Contract Date. If the Contract Date is February 29th, in non-leap years, the Contract Anniversary shall be March 1st.

Contract Date:  The date your Contract becomes effective. The Contract Date is used to determine Contract Years and Contract Anniversaries.

Contract Year:  A period of 12 months commencing with the Contract Date or any Contract Anniversary.

Customer Service:  The location from which we service the Contracts. The mailing address and telephone number of Customer Service is P.O. Box 9271, Des Moines, Iowa 50306-9271, 1-888-854-5950.

Voya Preferred Advantage Variable Annuity

Death Benefit:  The amount payable to the Beneficiary due to the death of the Owner (or the death of the Annuitant if the Owner is a non-natural person) during the Accumulation Phase and, depending upon the Annuity Plan elected, after the Annuity Commencement Date.

General Account:  The account which contains all of our assets other than those held in Separate Account B or one of our other separate accounts.

Insurable Interest:  Insurable Interest means a lawful and substantial economic interest in the continued life of the Annuitant. An Insurable Interest does not exist if the Owner’s sole economic interest in the Annuitant arises as a result of the Annuitant’s death.

IRA:  A Qualified Contract issued as a traditional Individual Retirement Annuity under Sections 408(a) and 408(b) of the Tax Code, a Roth IRA under Section 408A of the Tax Code, a SEP IRA under Section 408(k) of the Tax Code, a SIMPLE IRA issued under Section 408(p) of the Tax Code or a Stretch IRA contract.

Irrevocable Beneficiary:  A Beneficiary whose rights and interest under the Contract cannot be changed without his, her or its consent.

Joint Owner:  An individual who, along with another individual Owner, is entitled to exercise the rights incident to ownership. Both Joint Owners must agree to any change or the exercise of any rights under the Contract. The Joint Owner may not be an entity and may not be named if the Owner is an entity.

Maturity Date:  The January 1st following the oldest Annuitant’s attainment of age 95, which is the latest available Annuity Commencement Date under the Contract.

Net Asset Value:  A fund’s current market value.

Net Investment Factor:  The factor which reflects the investment experience of the fund in which a Subaccount of Separate Account B invests as well as the asset-based charges assessed against that Subaccount for a Valuation Period during the Accumulation Period.

Notice to Us:  Notice made in a form that: (1) is approved by, or is acceptable to, us; (2) has the information and any documentation we determine in our discretion to be necessary to take the action requested or exercise the right specified; and (3) is received by us at Customer Service. Under certain circumstances, we may permit you to provide Notice to Us by telephone or electronically.

Owner:  The person or persons who own the Contract and are entitled to exercise all rights under the Contract. This person’s death during the Accumulation Phase usually initiates payout of the Death Benefit.

Proof of Death:  Documentation that we require to establish death.

Proceeds:  The amount payable upon surrender, the amount payable to the Beneficiary if the Owner dies before the Annuity Commencement Date or the amount payable under an Annuity Plan.

Purchase Payment(s):  The initial premium payment and any future premium payments made with respect to your Contract.

Roth IRA:  An individual retirement account allowing a person to set aside after-tax income up to a specified amount each year. Both earnings on the account and withdrawals after age 59½ are tax free. Nonqualified distributions from a Roth IRA may be subject to a penalty upon withdrawal.

SEP IRA:  A Contract that is issued as part of a simplified employee pension plan (“SEP”) established by an employer for use in connection with Section 408(k) of the Tax Code.

Voya Preferred Advantage Variable Annuity

Separate Account B:  The segregated asset account established by us to fund the variable benefits provided by the Contract.

SIMPLE IRA:  A Contract that is issued as part of a savings incentive match plan for employees (“SIMPLE”) established by an employer for use in connection with Section 408(p) of the Tax Code.

Specially Designated Subaccount:  A Subaccount that is used as a “holding” account for administrative purposes. The Specially Designated Subaccount is currently the Voya Liquid Assets Portfolio.

Stretch IRA:  A Stretch IRA is an estate planning concept that is applied to extend the financial life of an IRA across multiple generations. A stretch IRA strategy allows the original Beneficiary of an IRA to distribute assets to a designated second-generation Beneficiary, or even a third- or fourth-generation (or more) Beneficiary. By using this strategy, the IRA can be passed on from generation to generation while Beneficiaries enjoy tax-deferred and/or tax-free growth as long as possible. The term "stretch" does not represent a specific type of IRA; rather it is a financial strategy that allows individuals to stretch out the life – and therefore the tax advantages – of an IRA.

Subaccount:  Each division of Separate Account B that is an investment option under the Contract and invests in an underlying fund.

Surrender Value:  The amount you receive upon surrender of the Contract, which equals the Accumulation Value less any applicable charges.

Valuation Date:  Each date on which the Accumulation Unit Value of the Subaccounts of Separate Account B and the Net Asset Value of the shares of the underlying funds are determined. Currently, these values are determined after the close of business of the New York Stock Exchange (“NYSE”) on any normal business day, Monday through Friday, when the NYSE is open for trading.

Valuation Period:  The period of time from the close of regular trading on the New York Stock Exchange (generally 4:00 p.m., Eastern Standard Time) to the close of regular trading on the next succeeding Valuation Date.

Voya Preferred Advantage Variable Annuity

FEE TABLES

The purpose of the following tables is to assist you in understanding the various fees and expenses you may pay, directly or indirectly, when buying, owning and surrendering the Contract described in this prospectus. In addition to the fees and expenses described below, state premium taxes currently ranging from 0% to 4% of Purchase Payments may also be deducted.* See the FEES AND EXPENSES section on page 19 for more information.

Maximum Contract Owner Transaction Expenses

Transaction expenses include those expenses you may pay when transferring Accumulation Value between the Subaccounts. You may pay the following transaction expense during the time you own your Contract:

Maximum Excess Transfer Charge                                                                                            $25.00 [1]

Maximum Periodic Fees and Charges

Periodic fees and charges are those fees and charges you may pay periodically during the time that you own the Contract, not including fund fees and expenses.

Maximum Annual Maintenance Fee                                                                                         $50.00 [2]

Separate Account Annual Expenses (as a percentage of average Accumulation Value)

Maximum Asset Based Administration Fee                                                                       0.40%[3]

Fund Fees and Expenses

The following table shows the minimum and maximum total annual fund operating expenses that you may pay periodically during the time that you own the Contract. The minimum and maximum expenses listed below are based on expenses for the funds’ most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund’s fees and expenses is contained in the prospectus for the fund.

Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees and other expenses)	Minimum 0.XX%	Maximum 0.XX%

Total annual fund expenses are deducted from amounts that are allocated to the fund. They include management fees and other expenses and may include distribution (12b-1) fees. Other expenses may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and Contract Owner services provided on behalf of the fund. Distribution (12b-1) fees are used to finance any activity that is primarily intended to result in the sale of fund shares.

*  State premium taxes may apply, but are not reflected in the fee tables or examples. See FEES AND EXPENSES -- Premium and Other Taxes on page 24.

[1]   Any transfer of value between Subaccounts in excess of 12 in a Contract Year is an Excess Transfer and subject to the Excess Transfer Charge. We currently do not impose this charge, but reserve the right to do so in the future. See FEES AND EXPENSES – Transaction Expenses on page 21.

[2]   We deduct this charge from the Accumulation Value on each Contract Anniversary or upon surrender. The annual Maintenance Fee is waived if the Accumulation Value at the end of a Contract Year is greater than or equal to $15,000. See “FEES – Periodic Fees and Charges on page 22.

[3]   We assess this charge on a daily basis at a rate of 0.001098% each day. . See “FEES – Periodic Fees and Charges on page 22.

Voya Preferred Advantage Variable Annuity

If a fund is structured as a “fund of funds,” total annual fund expenses also include the fees associated with the funds in which it invests. Because of this a fund that is structured as a “fund of funds” may have higher fees and expenses than a fund that invests directly in debt and equity securities. For a list of the “fund of funds” available through the Contract, see The Funds subsection on page 2.

See FEES AND EXPENSES – Fund Fees and Expenses on page 20 for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds’ affiliates.

Examples

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include the annual contract Maintenance Fee of $50 (converted to a percentage of assets equal to (X.XXX%), separate account annual expenses and fund fees and expenses.

Maximum and Minimum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the Contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and charges and the maximum and minimum fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Maximum Fund Fees and Expenses				Minimum Fund Fees and Expenses
1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$XXX.00	$XXX.00	$XXX.00	$XXX.00	$XXX.00	$XXX.00	$XXX.00	$XXX.00

CONTRACT SUMMARY

General Description

This prospectus describes the Contract and your rights and limitations and sets forth information you should know before making the decision to purchase the Voya Preferred Advantage Variable Annuity offered by Voya Insurance and Annuity Company and funded by Separate Account B. The description of the Contract in this prospectus is subject to the terms of the Contract purchased by an Owner and any endorsement or rider to it. An applicant may review a copy of the Contract and any endorsement or rider to it upon request.

This summary provides a brief overview of the more significant aspects of the Contract. Further detail is provided in this prospectus, the related SAI, the Contract, and the summary or full prospectuses for the funds being considered. The Contract described in this prospectus, together with any applications and any riders or endorsements, constitutes the entire agreement between you and us and should be retained. For further information about the Contract, contact us at:

Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
1-888-854-5950

State variations are covered in a special Contract form used in that state. This prospectus provides a general description of the Contract. References in this prospectus to state law identify matters where state law may require variations from what is disclosed in this prospectus. If you would like to review a copy of the Contract for your particular state, contact Customer Service or your local representative.

Voya Preferred Advantage Variable Annuity

Contract Design

The Contract described in this prospectus is a flexible premium deferred individual variable annuity contract. It is intended to be used as a funding vehicle that defers taxes on investment earnings and offers a variety of Subaccounts to help meet long-term financial goals.

We will issue the Contract if the Annuitant and the Owner (if an individual) are age 80 or younger at the time of application. An Insurable Interest between the Owner and each Annuitant must exist at the time we issue the Contract.

The Contract may be issued as a Nonqualified Contract or as a Qualified Contract issued as a traditional Individual Retirement Annuity under Sections 408(a) and 408(b) of the Tax Code, a Roth IRA under Section 408A of the Tax Code, a SEP IRA under Section 408(k) of the Tax Code, a SIMPLE IRA issued under Section 408(p) of the Tax Code or a Stretch IRA contract.

Investment Options

Purchase Payments will be allocated among one or more of the Subaccounts of Separate Account B. Each Subaccount invests its assets directly in shares of an underlying fund, and each fund has its own distinct investment objectives, fees and expenses and investment advisers. The funds are not directly available to individual investors, but are available only through variable insurance contracts issued through a separate account of the Company or other life insurance companies and through certain qualified pension and retirement plans. You do not invest directly in or hold shares of the funds. See THE INVESTMENT OPTIONS section on page 12.

There is no guarantee that your Accumulation Value will increase. Depending upon the investment experience of each fund in which a Subaccount invests, your Accumulation Value may increase or decrease daily. You bear the investment risk for the funds in which the Subaccounts invest; you will benefit from favorable investment experience but also bear the risk of poor investment performance.

Purchase Payments

The minimum initial Purchase Payment must be at least $5,000 for both Qualified and Nonqualified Contracts. We will accept additional Purchase Payments, subject to our right in the Contract to limit or refuse to accept additional Purchase Payments. Subject to any state variations, each additional Purchase Payment must be at least $1,000 for Qualified Contracts and $500 for Nonqualified Contracts. We will not accept additional Purchase Payments if the Annuitant or the Owner (if an individual) is age 85 or older when the additional Purchase Payment is received. For a traditional IRA Contract, you generally may not make Purchase Payments after March 31st of the year following the year in which you reach age 70½. See the CONTRACT PURCHASE section on page 17.

Your Right to Cancel the Contract

You have the right to examine your Contract and return it to us within 15 days of its receipt (or longer as state law may allow or if issued as a replacement Contract). If so returned, unless otherwise noted herein, we will promptly pay you the Accumulation Value as of the date the returned Contract is received by us, plus any fees and charges we may have deducted. See the FREE LOOK/RIGHT TO CANCEL section on page 19.

Transfers

On any Business Day 30 days after the Contract Date and prior to the Annuity Commencement Date and if more than one Subaccount is available, you may transfer your Accumulation Value among any of the available Subaccounts. We currently do not deduct any charges for transfers; but, we reserve the right to assess up to $25 for each transfer after the twelfth transfer in a Contract Year. See the TRANSFERS section on page 24.

Voya Preferred Advantage Variable Annuity

Asset Allocation Programs

Dollar cost averaging is a systematic program of transferring Accumulation Value to selected Subaccounts. It is intended to help reduce the risk of investing too much when the price of a fund’s shares is high. It also helps to reduce the risk of investing too little when the price of a fund’s shares is low.

Automatic rebalancing is a systematic program through which your Accumulation Value is periodically reallocated among selected Subaccounts to maintain the allocation percentages you have chosen.

There is no charge to participate in these asset allocation programs. There are, however, certain conditions on participation in them. See the TRANSFERS section on page 24.

Contract Surrender

You may surrender the Contract at any time prior to the Annuity Commencement Date in exchange for its Surrender Value. No surrender may be made on or after the Annuity Commencement Date or with respect to any amounts applied under an Annuity Plan, unless the Payments for Life with a Surrender Right and Death Benefit Annuity Plan is elected. Upon our payment of the Surrender Value, your Contract terminates without further value. See the SURRENDERS section on page 28.

Withdrawals

Any time prior to the Annuity Commencement Date and while the Contract is in effect, you may withdraw all or part of your Accumulation Value. Certain taxes may apply. See the WITHDRAWALS section on page 28.

Systematic Distribution Options

At any time prior to the Annuity Commencement Date, you may receive periodic withdrawals from your Accumulation Value, while retaining the account in the Accumulation Phase. See the Systematic Withdrawals subsection on page 29.

Death Benefit

Your Beneficiary may receive a financial benefit in the event of your death (or the death of the Annuitant if the Owner is a non-natural person) during the Accumulation Phase. The availability of a Death Benefit after the Annuity Commencement Date depends upon the Annuity Plan elected. See the DEATH BENEFIT section on page 30 and the ANNUITY PAYMENTS AND ANNUITY PLANS section on page 33.

Contract Phases

A variable annuity has two phases:  An Accumulation Phase and an Annuity Payment Phase. See the ANNUITY PAYMENTS AND ANNUITY PLANS section on page 33.

Accumulation Phase:  During the Accumulation Phase, you accumulate dollars under your Contract by directing us to allocate your Purchase Payments into one or more of the Subaccounts available under the Contract.

Annuity Payment Phase:  During the Annuity Payment Phase, you start receiving fixed Annuity Payments under an Annuity Plan.

In general, you may:

•      Receive Annuity Payments for a specified period of time or for life;

•      Receive Annuity Payments monthly, quarterly, semi-annually or annually; and

•      Select an Annuity Plan that provides for payments to your Beneficiary.

Voya Preferred Advantage Variable Annuity

Factors You Should Consider before Purchasing the Contract

Contract Charges and Fees

Certain charges and fees are deducted from your Accumulation Value to compensate us for our costs and expenses, services we render and risks assumed under the Contract. See the FEES AND EXPENSES section on page 19.

Investment Risk

For amounts you allocate to the Subaccounts of Separate Account B:

•      Your Accumulation Value will fluctuate with the markets, interest rates and the performance of the underlying funds;

•      You assume the risk that your Accumulation Value may decline or may not perform to your expectations;

•      Each fund has various investment risks, and some funds are riskier than others;

•      You should read each fund’s prospectus and understand the risks associated with the fund before allocating your Purchase Payments or any of your Accumulation Value to its corresponding Subaccount;

•      The particular risks associated with each fund are detailed in the fund’s prospectus; and

•      There is no assurance that any fund will achieve its stated investment objective.

Taxation

The Contract is tax-deferred, which means you will generally not pay taxes on any earnings from the Contract described in this prospectus until they are withdrawn. Prior to the Annuity Commencement Date, partial withdrawals, surrenders or assignments may result in recognition of ordinary income for tax purposes and may result in tax penalties if the taxpayer is under 59½.

Generally, under federal income tax law, Death Benefit Proceeds of an annuity Contract must be distributed within five years of the death of the Contract Owner. Death Benefit Proceeds may result in the recognition of ordinary income by the recipient.

Section 1035 of the Tax Code generally provides that no gain or loss shall be recognized in the exchange of an annuity contract for another. Special rules and procedures apply to Section 1035 transactions. See the FEDERAL TAX CONSIDERATIONS section on page 35.

CONDENSED FINANCIAL INFORMATION

In the first amendment to this prospectus after we begin offering the Contract, we will provide condensed financial information about the Subaccounts of Separate Account B available for investment under the Contract. The information will show the Accumulation Unit Values of the Subaccount(s) at the beginning of the period(s) shown, at the end of the period(s) shown and the number of Accumulation Units outstanding at the end of the period(s) shown.

THE COMPANY

Voya Insurance and Annuity Company (the “Company,” we,” “us,” “our”) issues the Contract described in this prospectus and is responsible for providing the Contract’s insurance and annuity benefits. All guarantees and benefits provided under the Contract that are not related to Separate Account B are subject to the claims paying ability of the Company and our general account. We are an Iowa stock life insurance company, originally incorporated in Minnesota on January 2, 1973. We are admitted to do business in all states, except New York, and in the District of Columbia.

Voya Preferred Advantage Variable Annuity

We are an indirect wholly owned subsidiary of Voya Financial, Inc. (“Voya®”), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange (“NYSE”) under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. (“ING”), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING’s U.S.-based retirement, investment management and insurance operations. As of November 18, 2014, ING’s ownership of Voya was approximately 19%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

Our principal office is located at 1475 Dunwoody Drive, Westchester, Pennsylvania 19380.

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, FINRA, the Department of Labor (“DOL”), the Internal Revenue Service (“IRS”) and the Office of the Comptroller of the Currency (“OCC”). For example, U.S federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. See the FEDERAL TAX CONSIDERATIONS section on page 35 for a further discussion of some of these requirements. Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with Contract provisions or applicable law, or to meet any of these complex tax, securities or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

SEPARATE ACCOUNT B

Separate Account B was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Although we hold title to the assets of Separate Account B, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the Contract are obligations of the Company. All guarantees and benefits provided under the Contract that are not related to Separate Account B are subject to the claims paying ability of the Company and our General Account.

THE INVESTMENT OPTIONS

Separate Account B is divided into Subaccounts. Each Subaccount invests exclusively in shares of an underlying mutual fund (“fund”). When you allocate Purchase Payments or all or part of your Accumulation Value to a Subaccount, you acquire accumulation units of that Subaccount. You do not invest directly in or hold shares of the underlying funds.

Voya Preferred Advantage Variable Annuity

Funds Available Through the Separate Account

The funds available through the Subaccounts of Separate Account B are listed on page 2. See Appendix I to this prospectus for more information about the available funds, including information about each fund’s investment adviser/subadviser and investment objective. More detailed information about each fund, including information about their investment risks and fees and expenses, can be found in the fund’s current prospectus and Statement of Additional Information. You may obtain these documents by contacting Customer Service.

A fund available through Separate Account B is not the same as a retail fund with the same or similar name. Accordingly, the management, fees and expenses and performance of a fund available through Separate Account B is likely to differ from a similarly named retail mutual fund.

Risks of Investing in the Funds

Mixed and Shared Funding. The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as “insurance-dedicated funds,” and are used for “mixed” and “shared” funding.

“Mixed funding” occurs when shares of a fund, which the Subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

“Shared funding” occurs when shares of a fund, which the Subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:

•      Mixed funding - bought for annuities and life insurance; and

•      Shared funding - bought by more than one company.

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the Subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund’s board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect Owners and Annuitants maintaining a voting interest in the funds, including the withdrawal of Separate Account B from participation in the funds that are involved in the conflict.

Voting Privileges

We invest each Subaccount’s assets in shares of an underlying fund. We are the legal owner of the fund shares held in Separate Account B, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund’s current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your Contract. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the Subaccounts. The number of votes is equal to the portion of your Accumulation Value invested in the fund, divided by the Net Asset Value of one share of that fund.

Voya Preferred Advantage Variable Annuity

We vote the shares in accordance with your instructions at meetings of the fund’s shareholders. We vote any fund shares that are not attributable to contracts and any fund shares for which we receive no instructions in the same proportion as we vote the shares for which we did receive voting instructions. This means that instructions from a small number of shareholders can determine the outcome of a vote. There is no minimum number of shares for which we must receive instructions before we vote the shares.

We reserve the right to vote fund shares without getting instructions from Contract Owners if the federal securities laws, regulations or their interpretations change to allow this.

We may restrict or eliminate any voting rights of persons who have voting rights as to the Separate Account.

Right to Change the Separate Account

Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to Separate Account B with respect to some or all classes of contracts:

•      Offer additional Subaccounts that will invest in funds we find appropriate for contracts we issue;

•      Combine two or more Subaccounts;

•      Close Subaccounts. We will provide advance notice by a supplement to this prospectus if we close a Subaccount. If a Subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the Subaccount that was closed or is unavailable may be automatically allocated among the other available Subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available Subaccounts, we must be provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting Customer Service. See also the TRANSFERS section on page 24 for information about making Subaccount allocation changes;

•      Substitute a new fund for a fund in which a Subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:

>    A fund no longer suits the purposes of your Contract;

>    There is a change in laws or regulations;

>    There is a change in the fund’s investment objectives or restrictions;

>    The fund is no longer available for investment; or

>    Another reason we deem a substitution is appropriate.

•      Stop selling the Contract;

•      Limit or eliminate any voting rights for Separate Account B; or

•      Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

DETAILED INFORMATION ABOUT THE CONTRACT

The Annuity Contract

This prospectus describes the standard Voya Preferred Advantage Variable Annuity offered by Voya Insurance and Annuity Company and funded by Separate Account B. The description of the Contract in this prospectus is subject to the terms of the Contract purchased by an Owner and any endorsement or rider to it. An applicant may review a copy of the Contract and any endorsement or rider to it upon request.

Voya Preferred Advantage Variable Annuity

The Contract described in this prospectus is a flexible premium deferred individual variable annuity contract. It is intended to be used as a funding vehicle that defers taxes on investment earnings and offers a variety of Subaccounts to help meet long-term financial goals. The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. You should not buy this Contract if you are looking for a short-term investment, if you cannot risk getting back less money than you put in or if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. When considering an investment in the Contract, you should consult a qualified investment professional about your financial goals, investment time horizon and risk tolerance.

Contract Ownership and Rights

Owner. The Owner is the individual (or entity) entitled to exercise the rights incident to ownership. The Owner may be an individual or an entity (e.g. a non-natural person such as a corporation or trust). We require the Owner to have an Insurable Interest in each Annuitant. Two individuals may own the Contract, which we refer to as Joint Owners. The Death Benefit becomes payable if any Owner dies prior to the Maturity Date. If the Owner is a non-natural person, the Death Benefit becomes payable if any Annuitant dies prior to the Maturity Date. We will pay the Death Benefit to the Beneficiary. See ADDITIONAL INFORMATION – Insurable Interest on page 47 and the DEATH BENEFIT section on page 30.

All rights of ownership are limited to the rights of any person who has been assigned rights under the Contract and any irrevocable Beneficiaries.

You may name a new Owner at any time before the Annuity Commencement Date. We require any new Owner to have an Insurable Interest in each Annuitant. Notice to Us is required for any ownership changes of the Contract. The effective date of the change to the new Owner is the date the prior Owner signs the Notice to Us. We will not be liable for any action we take before a change is recorded by Customer Service. A change in ownership may cause the prior Owner to recognize taxable income on gain under the Contract. See the FEDERAL TAX CONSIDERATIONS section on page 35.

Joint Owners. For Nonqualified Contracts only, Joint Owners may be designated before the Contract Date. A Joint Owner may not be an entity and may not be named if the Owner is an entity. In the case of Joint Owners, all Owners must agree to any change or the exercise of any rights under the Contract. Joint Owners own equal shares of any benefits accruing or payments made to them. In the case of Joint Owners, upon the death of a Joint Owner, we will designate the surviving Joint Owner as the Beneficiary, and the Death Benefit is payable. This Beneficiary change will override any previous Beneficiary designation. All rights of a Joint Owner terminate upon the death of that Owner, and the deceased Joint Owner’s entire interest in the Contract will pass to the surviving Joint Owner. Upon the death of any Owner, the Death Benefit is payable to the surviving Joint Owner, except that a surviving Joint Owner who is the spouse of the deceased Joint Owner may continue the Contract and the Death Benefit will be payable if the surviving Joint Owner dies prior to the Maturity Date. See DEATH BENEFIT – Spousal Beneficiary Contract Continuation on page 31 for more information about the rights of a surviving Joint Owner.

Unless otherwise specified, the term “age” when used for Joint Owners shall mean the age of the oldest Owner.

Annuitant and Contingent Annuitant. The Annuitant is the individual(s) upon whose life the Annuity Payments are based. Each Annuitant must be an individual, who is designated by you at the time the Contract is issued. If you do not designate an Annuitant, the Owner will be the Annuitant. In the case of Joint Owners, we will not issue a Contract if you have not designated an Annuitant. If the Owner is a non-natural person, an Annuitant must be named. We require the Owner to have an Insurable Interest in each Annuitant. See ADDITIONAL INFORMATION – Insurable Interest on page 47.

There may be two Annuitants. You may name a second Annuitant on the Annuity Commencement Date; but, only if you elected the joint and last survivor life payments Annuity Plan, if available.

Voya Preferred Advantage Variable Annuity

You may name a Contingent Annuitant. A Contingent Annuitant is the individual who will become the Annuitant if all named Annuitants die prior to the Maturity Date.

Neither the Annuitant, the second Annuitant nor the Contingent Annuitant can be changed while he or she is still living. However:

•      If the Owner is an individual and a Joint Owner has not been designated and the Annuitant dies before the Maturity Date, the Contingent Annuitant, if any, will become the Annuitant;

•      If the Owner is an individual, if a Joint Owner has not been designated and if there is no named Contingent Annuitant and the Annuitant dies before the Maturity Date, the Owner may designate a new Annuitant. If the Owner does not designate a new Annuitant, the Owner will become the Annuitant;

•      If a Joint Owner has been designated and the Annuitant dies before the Maturity Date, the youngest Joint Owner will become the Annuitant; and

•      The Owner, or Joint Owners, must name an individual as the Annuitant if the Owner is age 80 or older as of the date of the Annuitant’s death. We require the Owner to have an Insurable Interest in each Annuitant. See ADDITIONAL INFORMATION – Insurable Interest on page 47.

If the Owner is a non-natural person, and any Annuitant dies before the Maturity Date, we will pay the Death Benefit to the designated Beneficiary. There are different distribution requirements under the Tax Code for paying the Death Benefit on a Contract that is owned by a non-natural person. You should consult a qualified tax and/or legal adviser for more information if the Owner is a non-natural person.

Beneficiary:  The Beneficiary is the individual or entity designated by you to receive the Death Benefit. The Beneficiary may become the successor Owner if the Owner, who is a spouse, as defined under federal law, dies before the Annuity Commencement Date or the Maturity Date, as applicable. The Owner may designate a Contingent Beneficiary, who will become the Beneficiary if all primary Beneficiaries die before any Owner (or any Annuitant if the Owner is a non-natural person). The Owner may designate one or more primary Beneficiaries and Contingent Beneficiaries. The Owner may also designate any Beneficiary to be an Irrevocable Beneficiary. An Irrevocable Beneficiary is a Beneficiary whose rights and interest under the Contract cannot be changed without the consent of such Irrevocable Beneficiary.

Payment of the Death Benefit to the Beneficiary:

•      We pay the Death Benefit to the primary Beneficiary (unless there are Joint Owners, in which case the Death Benefit is paid to the surviving Owner).

•      If all primary Beneficiaries die before any Annuitant or any Owner, as applicable, we pay the Death Benefit to any Contingent Beneficiary.

•      If there is a sole individual Owner and no surviving Beneficiary (or no Beneficiary is designated), we pay the Death Benefit to the Owner’s estate.

•      If the Owner is a non-natural person and all Beneficiaries die before the Annuitant (or no Beneficiary is designated), the Owner will be deemed to be the primary Beneficiary.

•      One or more individuals may be a Beneficiary or Contingent Beneficiary.

•      In the case of more than one Beneficiary, we will assume any Death Benefit is to be paid in equal shares to all surviving Beneficiaries in the same class (primary or contingent), unless you provide Notice to Us directing otherwise.

We will deem a Beneficiary to have predeceased the Owner if:

•      The Beneficiary died at the same time as the Owner;

•      The Beneficiary died within 24 hours after the Owner’s death; or

•      There is insufficient evidence to determine that the Beneficiary and Owner died other than at the same time.

The Beneficiary may decide how to receive the Death Benefit, subject to the distribution requirements under Section 72(s) of the Tax Code. You may restrict a Beneficiary’s right to elect an Annuity Plan or receive the Death Benefit in a single lump-sum payment.

Voya Preferred Advantage Variable Annuity

Change of Owner or Beneficiary:  You have the right to change the Beneficiary unless you have designated such person as an Irrevocable Beneficiary at any time prior to the Maturity Date. Notice to Us is required for any changes pursuant to the Contract. Any such change will take effect as of the date Notice to Us is received and not affect any payment made or action taken by us before recording the change. A change of Owner likely has tax consequences. See the FEDERAL TAX CONSIDERATIONS section on page 35.

CONTRACT PURCHASE

To purchase the Contract you must submit an application and deliver it, along with your initial Purchase Payment, to us. We must accept or reject your application within two Business Days of receipt. If the application is incomplete, we may hold any forms and accompanying Purchase Payment(s) for five Business Days.

We will issue a Contract if the Annuitant and the Owner (if an individual) are age 80 or younger at the time of application. An Insurable Interest must exist at the time we issue the Contract. See ADDITIONAL INFORMATION – Insurable Interest on page 47.

The minimum initial Purchase Payment must be at least $5,000. We currently accept Purchase Payments from multiple sources involving transfers and exchanges identified on the application, provided the Purchase Payments are received no more than 45 days after the application’s receipt.

We will accept additional Purchase Payments, subject to our right in the Contract to limit or refuse to accept additional Purchase Payments. Each additional Purchase Payment must be at least $1,000 for Qualified Contracts and $500 for Nonqualified Contracts. We will not accept additional Purchase Payments if the Annuitant or the Owner (if an individual) is age 85 or older when the additional Purchase Payment is received. For a traditional IRA Contract, you generally may not make additional Purchase Payments after March 31st of the year following the year in which you reach age 70½.

If your Purchase Payment was transmitted by wire order from your registered representative, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. Which procedure we follow depends upon whether your state or registered representative requires a paper application to issue the Contract.

•      If an application is required, we will issue the Contract along with a Contract acknowledgement and delivery statement, but we reserve the right to void the Contract if we are not in receipt of a properly-completed application within five days of receiving Purchase Payments equal to or exceeding $5,000. We will refund the Accumulation Value plus any charges we deducted, and the Contract will be voided. We will return the Purchase Payment(s) if required; or

•      When an application is not required, we will issue the Contract along with a statement acknowledging delivery. We require you to execute and return such statement. Until you do, we will require a signature guarantee, or notarized signature, to process certain transactions.

Our prior approval is required if application of a Purchase Payment would cause the sum of all Purchase Payments received under this and all existing contracts you maintain with the Company or one of its affiliates to exceed $1,000,000.

Allocating Purchase Payments to the Subaccounts

The Contract provides a means for you to allocate your Purchase Payments to one or more of the available Subaccounts. The investment performance of your Contract depends upon the performance of the funds underlying the Subaccounts you choose. Allocations must be in whole percentages totaling 100% and there may be a limit on the number of Subaccounts you may select. See THE INVESTMENT OPTIONS section on page 12 and the TRANSFERS section on page 24.

Voya Preferred Advantage Variable Annuity

If your state requires us to return your Purchase Payments at the end of the Right to Examine Period, we will allocate your Purchase Payments to a Subaccount specially designated (the “Specially Designated Subaccount”) by the Company (currently, the Voya Liquid Assets Portfolio) during the Right to Examine Period. After the Right to Examine Period, your Accumulation Value will be transferred from the Specially Designated Subaccount to the other available Subaccounts according to your most recent allocation instructions.

Otherwise, all Purchase Payments are allocated to your Contract on the Valuation Date of their receipt. We will allocate Purchase Payments to the available Subaccounts using your most recent allocation instructions. If your most recent allocation instructions include a Subaccount that corresponds to an underlying fund that is closed to new investment or is otherwise unavailable, additional Purchase Payments received that would have been allocated to the Subaccount corresponding to the closed or otherwise unavailable fund may be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service.

Factors to Consider in the Purchase Decision

The decision to purchase the Contract should be discussed with your financial representative. Make sure that you understand the Contract’s features, risks and potential benefits, including the underlying funds in which the Subaccounts invest, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the Contract. You should pay attention to the following issues, among others:

•      Long-Term Investment - The Contract is a long-term investment, and is typically most useful as part of a personal retirement plan. The value of deferred taxation on earnings grows with the amount of time that amounts are left invested in the Contract. You should not participate in the Contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;

•      Investment Risk - The value of funds underlying the Subaccounts available under the Contract may fluctuate with the markets and interest rates. You should not purchase the Contract in order to invest in the Subaccounts if you cannot risk getting back less money than you put in;

•      Features and Fees - The fees for the Contract reflect costs associated with the features and benefits it provides. As you consider the Contract, you should determine the value that these various features and benefits have for you, given your particular circumstances, and consider the charges for those features and benefits; and

•      Exchanges - Replacing an existing insurance contract with the Contract may not be beneficial to you. If the Contract will be a replacement for another annuity contract, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under the Contract. You should consider whether these additional benefits justify incurring any increased charges that might apply under the Contract. Also, be sure to talk to your financial professional or a qualified tax and/or legal adviser to make sure that the exchange will be handled so that it is tax-free.

When considering whether to purchase or continue to invest in the Contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Other Products. We and our affiliates offer various other products with different features and benefits than the Contract described in this prospectus, which may offer some or all of the same underlying funds. These products have different benefits, fees and charges, and may offer different less expensive share classes of the underlying funds available through this Contract. These other products may or may not better match your needs. You should be aware that there are other options available, and if you are interested in learning more about these other products, contact your registered representative.

Voya Preferred Advantage Variable Annuity

FREE LOOK/RIGHT TO CANCEL

You have the right to examine your Contract and return it to us for a refund.

When and How to Cancel. The period during which you have this right is shown in your Contract. The Right to Examine Period is generally 15 days from your receipt of the Contact (or 30 days if issued as a replacement contract). Certain states allow more than 15 days. We consider the Right to Examine Period to expire five days after we mail the Contract to you, plus the length of your Contract’s Right to Examine Period. You may return your Contract to Customer Service or to the agent from whom you purchased it.

Refunds. We will issue you a refund within seven calendar days of our receipt of your Contract and written notice of cancellation. Unless your state requires otherwise, your refund will equal a return of your Contract’s Accumulation Value, plus any fees and charges that we deducted, as of the close of business on the day we receive your Contract and cancellation request. In other words, you will bear the entire investment risk for amounts allocated among the Subaccounts during this period, and the amount refunded could be less than the amount paid. If your state requires, we will refund all Purchase Payments received.

If your state requires a refund of all Purchase Payments received, we will allocate your Purchase Payments to the Specially Designated Subaccount (currently, the Voya Liquid Assets Portfolio) during the Right to Examine Period. After the Right to Examine Period, your Accumulation Value will be transferred from the Specially Designated Subaccount to the other available Subaccounts according to your most recent allocation instructions.

If the payment for your cancelled Contract came from a transfer or rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the payment will be restored to your prior contract.

FEES AND EXPENSES

All Purchase Payments are invested in the Subaccounts of Separate Account B. We then periodically deduct fees and expenses from your Accumulation Value to compensate us for our costs and the services we provide. We incur costs for distributing and administering the Contract, including compensation and expenses paid in connection with the sales of the Contract. Fees and expense expressed as a percentage are rounded to the nearest hundredth of one percent. We expect to profit from the fees deducted under the Contract, and we may use such profits to finance its distribution. All current fees are determined and applied in a non-discriminatory manner.

The following repeats and adds to the information provided in the FEE TABLES section on page 7. Please review both these sections for information on fees and expenses.

Transaction Expenses

Excess Transfer Charge. We currently do not deduct any charges for transfers between the Subaccounts of Separate Account B. We reserve the right, however, to assess up to $25 for each transfer after the twelfth in a Contract Year. If such a charge is assessed, we would deduct the charge from the Subaccounts from which each such transfer is made in proportion to the amount being transferred. The charge will not apply to any transfers between the Subaccounts because of fund mergers, substitution or closures, to any transfers between the Subaccounts due to the election of Dollar Cost Averaging and Automatic Rebalancing and to any transfers we make to and from any Subaccount specially designated by the Company for such purpose.

Voya Preferred Advantage Variable Annuity

Redemption Fees. Certain funds may deduct redemption fees as a result of withdrawals, transfers or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your Accumulation Value. For a more complete description of the funds’ fees and expenses, review each fund’s prospectus.

Periodic Fees and Charges

Maintenance Fee. We may deduct an annual Maintenance Fee on each Contract Anniversary, or if you surrender your Contract, at the time we determine the Surrender Value payable to you. The amount deducted is $50 annually. This charge is waived if your Accumulation Value as of the deduction date is greater than or equal to $15,000. We deduct the charge proportionately from all Subaccounts in which you are invested.

If there is insufficient Accumulation Value to allow this charge to be deducted, your Contract will terminate without value.

Asset Based Administration Fee. We will deduct a daily Asset Based Administration Fee from your Accumulation Value to compensate us for the risk that the Maintenance Fee will not cover actual expenses and for mortality risks during the Annuity Payments Phase. The daily fee is currently 0.001098% (equivalent to an annual rate of 0.40%). The maximum amount we may charge daily is X.XXX%. The fee is determined on the Contact Date and will not change for the life of the Contract.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the Fund Fees and Expenses table on page 7, each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and Contract Owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each Subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund’s shares. To learn more about fund fee and expenses, the additional factors that can affect the value of a fund’s shares and other important information about the funds, refer to the fund prospectuses.

Less expensive share classes of the funds offered through the Contract may be available for investment outside of the Contract. You should evaluate the expenses associated with the funds available through the Contract before making a decision to invest.

Revenue from the Funds

The Company may receive compensation from each of the funds or the funds’ affiliates. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds’ affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds’ affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses.

Voya Preferred Advantage Variable Annuity

The amount of revenue the Company may receive from each of the funds or from the funds’ affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the Contract. This revenue is one of several factors we consider when determining Contract fees and expenses and whether to offer a fund through our contracts. Fund revenue is important to the Company’s profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn profit from this revenue to the extent it exceeds the Company’s expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:

•      A share of the management fee;

•      Service fees;

•      For certain share classes, compensation paid from 12b-1 fees; and

•      Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund’s management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund’s investment adviser or the investment adviser’s parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:

•      Service Fees;

•      For certain share classes, compensation paid from 12b-1 fees; and

•      Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

The Company receives more revenue from the affiliated funds than it does from the unaffiliated funds.

Voya Preferred Advantage Variable Annuity

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund’s investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to: co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. See also the CONTRACT DISTRIBUTION section on page 44.

Fund of Funds

Certain funds may be structured as “fund of funds.” These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. For a list of the “fund of funds” available through the Contract, see The Funds subsection on page 2.

Premium and Other Taxes

Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

We reserve the right to deduct a charge for premium taxes from your initial Purchase Payment or when you commence Annuity Payments, but not before there is a tax liability under state law. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our Annuity Payment rates. Unless directed otherwise, any premium tax charges will be deducted from the Subaccounts you have chosen on a pro-rata basis.

In addition, the Company reserves the right to assess a charge for any federal taxes due against Separate Account B. See the FEDERAL TAX CONSIDERATIONS section on page 35.

YOUR ACCUMULATION VALUE

The Accumulation Value of your Contract is the sum of the value in each Subaccount of Separate Account B in which your Contract is invested. Each Subaccount’s value as of any day is determined by multiplying the number of your Accumulation Units in that Subaccount by the value of each Accumulation Unit as of that day for that Subaccount. We adjust each Subaccount’s value as of each Valuation Date to reflect Purchase Payments and transfers made, withdrawals taken, the deduction of certain fees and the investment experience of the Subaccount. The Accumulation Value, less applicable taxes, is applied under the elected Annuity Plan as of the Annuity Commencement Date. See the ANNUITY PAYMENTS AND ANNUITY PLANS section on page 33.

Voya Preferred Advantage Variable Annuity

Measurement of Investment Experience for the Subaccounts of Separate Account B

Subaccount Accumulation Units

When you select a Subaccount as an investment option, you invest in Accumulation Units of the Separate Account B Subaccount that correspond to an underlying fund. The Subaccount invests directly in the fund’s shares. The value of your interest in a Subaccount is expressed as the number of Accumulation Units you hold multiplied by an Accumulation Unit Value, as described below, for each unit.

Accumulation Unit Value (“AUV”)

The value of each Accumulation Unit in a Subaccount is called the Accumulation Unit Value (“AUV”). The AUV varies daily in relation to the underlying fund’s investment performance. The AUV also reflects deductions for fund fees and expenses and the Asset Based Administration Fee (if any). See the FEE TABLES section on page 7 and the FEES AND EXPENSES section on page 19.

Valuation

We determine the AUV every normal Business Day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the Net Investment Factor of the Subaccount. The Net Investment Factor measures the investment performance of the Subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The Net Investment Factor for a Subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

How We Determine the Net Investment Rate

For each Subaccount of Separate Account B, the net investment rate reflects the investment experience of the fund in which that Subaccount invests and charges assessed against that Subaccount for a Valuation Period.

The net investment rate is computed according to a formula that is equivalent to the following:

•      The net assets of the fund held by the Subaccount as of the current valuation; minus

•      The net assets of the fund held by the Subaccount at the preceding valuation; plus or minus

•      Taxes or provisions for taxes, if any, due to Subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by

•      The total value of the Subaccount’s units at the preceding valuation; minus

•      A daily deduction for the Asset Based Administration Fee and any other fees deducted daily from investments in the separate account. See the FEE TABLES section on page 7 and the FEES AND EXPENSES section on page 19.

The net investment rate may be either positive or negative.

Value of Each Subaccount of Separate Account B

A Subaccount’s value as of the Contract Date is equal to the amount of the initial Purchase Payment allocated to that Subaccount, less any applicable premium tax.

Voya Preferred Advantage Variable Annuity

On subsequent Valuation Dates, the value of each Subaccount is determined as follows:

•      The number of Accumulation Units in that Subaccount as of the end of the preceding Valuation Period multiplied by that Subaccount’s AUV for the current Valuation Period; plus

•      Any additional Purchase Payments allocated to that Subaccount during the current Valuation Period; plus

•      Any Subaccount value transferred to such Subaccount during the current Valuation Period; minus

•      Any Subaccount value transferred from such Subaccount during the current Valuation Period; minus

•      Any excess transfer charge allocated to such Subaccount during the current Valuation Period; minus

•      Any withdrawals allocated to that Subaccount during the current Valuation Period; minus

•      Any applicable premium tax; minus

•      The portion of the annual Maintenance Fee applicable to that Subaccount if a Contract Anniversary occurs during the Valuation Period.

TRANSFERS

On any Business Day 30 days after the Contract Date and prior to the Annuity Commencement Date and if more than one Subaccount is available, you may transfer your Accumulation Value among such available Subaccounts of Separate Account B. We currently do not deduct any charges for transfers; but, we reserve the right to assess up to $25 for each transfer after the twelfth transfer in a Contract Year. We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required in our business judgment or in accordance with applicable law. See the TRANSFERS -- Limits on Frequent or Disruptive Transfers section on page 25.

The minimum amount that you may transfer is $100. The value of amounts transferred into or out of the available Subaccount will be based on values at the end of the Business Day in which the transfer request is received at Customer Service or, if you are participating in the dollar cost averaging program, after your scheduled transfer. Transfers must be made in accordance with the terms of your Contract. You may not make transfers once you enter the Annuity Payment Phase because your Contract will no longer have an Accumulation Value. See the ANNUITY PAYMENTS AND ANNUITY PLANS section on page 33.

Telephone and Electronic Transactions:  Security Measures. We may accept a request for service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Dollar Cost Averaging Program

On any Business Day 30 days after the Contract Date and prior to the Annuity Commencement Date, if more than one Subaccount is available and if you have assets invested in the Subaccount that invests in the Specially Designated Subaccount, you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer a specific dollar amount from the Specially Designated Subaccount to one or more of the other available Subaccounts. Dollar cost averaging transfers occur monthly unless you choose for the transfers to occur quarterly, semiannually or annually. Any duration greater than quarterly will be allowed only if you have at least $100 invested in the Subaccount that invests in the Specially Designated Subaccount.

This systematic plan of transferring Subaccount values is intended to help reduce the risk of investing too much when the price of a fund’s shares is high. It also helps reduce the risk of investing too little when the price of a fund’s shares is low. Because you transfer the same dollar amount to the Subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

Voya Preferred Advantage Variable Annuity

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call Customer Service. Subaccount reallocations or changes outside of dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

We may modify, suspend or terminate the dollar cost averaging program at any time. Such modification, suspension or termination, however, will apply prospectively only and will not affect any dollar cost averaging transfers in effect at the time.

You may not participate in the dollar cost averaging and automatic rebalancing programs at the same time.

Automatic Rebalancing. On any Business Day 30 days after the Contract Date and prior to the Annuity Commencement Date, if more than one Subaccount is available and if you have at least $10,000 of Accumulation value, you may elect automatic rebalancing. There is no charge for this feature.

Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your Accumulation Value among your chosen Subaccounts. There is no charge for this feature.

If you elect Automatic Rebalancing, you direct us to automatically make periodic transfers among the available Subaccounts of Separate Account B to match the asset allocation percentages you have chosen. You may also have your allocation of future Purchase Payments changed to be equal to this specified percentage allocation. Transfers are made monthly. This service is intended to maintain the allocation you have selected consistent with your personal objectives. This service will be discontinued if your Accumulation Value falls below $10,000.00.

You can discontinue portfolio rebalancing at any time by notifying Customer Service.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may not participate in the automatic rebalancing and dollar cost averaging programs at the same time.

Limits on Frequent or Disruptive Transfers

The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

•      Increased trading and transaction costs;

•      Forced and unplanned portfolio turnover;

•      Lost opportunity costs; and

•      Large asset swings that decrease the fund’s ability to provide maximum investment return to all Contract Owners.

This in turn can have an adverse effect on fund performance. Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the Contract.

Excessive Trading Policy. We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

Voya Preferred Advantage Variable Annuity

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

•      Meets or exceeds our current definition of Excessive Trading, as defined below; or

•      Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define “Excessive Trading” as:

•      More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a “round-trip”). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or

•      Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:

•      Purchases or sales of shares related to non-fund transfers (for example, new Purchase Payments, withdrawals and loans);

•      Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;

•      Purchases and sales of fund shares in the amount of $5,000 or less;

•      Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and

•      Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (“VRU”), telephone calls to Customer Service, or other electronic trading medium that we may make available from time to time (“Electronic Trading Privileges”). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual’s or entity’s trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic “inquiry only” privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual’s or entity’s trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Voya Preferred Advantage Variable Annuity

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual’s or entity’s trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual’s or entity’s trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual’s or entity’s failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual’s or entity’s Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of Contract Owners and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all Contract Owners or, as applicable, to all Contract Owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a Subaccount if the underlying fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the Contract. Contract Owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding Contract Owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about Contract Owner transactions, this information may include personal Contract Owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a Contract Owner’s transactions if the fund determines that the Contract Owner has violated the fund’s excessive/frequent trading policy. This could include the fund directing us to reject any allocations of Purchase Payments or Accumulation Value to the fund or all funds within the fund family.

Voya Preferred Advantage Variable Annuity

SURRENDERS

You may terminate the Contract in exchange for payment of its Surrender Value at any time prior to the Annuity Commencement Date. Your Contract’s Surrender Value fluctuates daily with the investment experience of the Subaccounts in which your Accumulation Value is allocated. We do not guarantee a minimum Surrender Value. As of any Valuation Date while the Contract is in effect, the Surrender Value is calculated as follows:

(1)     The Accumulation Value as of the Valuation Date; less

(2)     Any annual Maintenance Fee and other applicable charges.

To Surrender the Contract, you must provide Notice to Us. If we receive your Notice to Us before the close of business on any Business Day, we will determine the Surrender Value as of the close of business on such Business Day; otherwise, we will determine the Surrender Value as of the close of the next Business Day. We may require that the Contract be returned to us before we pay you the Surrender Value. If you have lost the Contract, we may require that you complete and return to Customer Service a lost contract form.

We will pay the Surrender Value within seven days of receipt of Notice to Us, but we may delay payment in certain circumstances. See the ADDITIONAL INFORMATION -- Payment Delay or Suspension section on page 48.

You may receive the Surrender Value in a single lump sum payment. Upon payment of the Surrender Value, all benefits under the Contract are terminated.

Surrendering your Contract may have adverse tax consequences. See the FEDERAL TAX CONSIDERATIONS section on page 35.

WITHDRAWALS

Any time during the Accumulation Phase and while the Contract is in effect, you may withdraw all or part of the Accumulation Value. If a withdrawal would result in less than $2,500 of Accumulation Value and we have not received any additional Purchase Payment for the previous 24 months, the withdrawal request will be deemed a request for a full Surrender and we will pay you the Surrender Value. An exception will be made for systematic withdrawals.

You need to submit Notice to Us specifying the Subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro-rata basis from all of the Subaccounts in which you are invested based upon the Accumulation Value as of the close of business on the day Customer Service receives your withdrawal request.

We offer the following three withdrawal options:

Regular Withdrawals

On any Business Day 30 days after the Contract Date you may make regular withdrawals. The minimum amount that may be withdrawn at any one time is the least of:

(1)     $100;

(2)     The required minimum distribution amount under the Tax Code, if applicable; or

(3)     10% of the Accumulation Value at the time of withdrawal.

An exception to this minimum amount will be made for systematic withdrawals.

Voya Preferred Advantage Variable Annuity

Systematic Withdrawals

During the Accumulation Phase you may choose to receive recurring automatic systematic withdrawal payments from your Accumulation Value, beginning on any Business Day 30 days after the Contract Date. Systematic withdrawals may be taken monthly, quarterly or annually. There is no additional charge for this feature.

You decide when you would like systematic withdrawals to start as long as they start at least 30 days after your Contract Date. You also select the date on which the systematic withdrawals will be made, but this date cannot be later than the 28th day of the month. If you have elected to receive systematic withdrawals but have not chosen a date, we will make the withdrawals on the same calendar day of each month as your Contract Date. If a calendar day is not a Business Day, your systematic withdrawal will be made on the next Business Day. If your Contract Date is after the 28th day of the month, your systematic withdrawal will be made on the first Business Day of each month.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of the Accumulation Value. Both forms of systematic withdrawals are subject to the following maximums, which are calculated on each withdrawal date:

Frequency	Maximum Percentage of Accumulation Value
Monthly	2.50%
Quarterly	7.50%
Annually	30.00%

If your systematic withdrawal is a fixed dollar amount and the amount to be withdrawn would exceed the applicable maximum percentage of your Accumulation Value on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage.

If your systematic withdrawal is based on a percentage of Accumulation Value and the amount to be withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

You may change the amount or percentage of your systematic withdrawal once each Contract Year or cancel this option at any time by sending Notice to Us at least seven days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so.

The systematic withdrawal option may commence in a Contract Year where a regular withdrawal has been taken but you may not change the amount or percentage of your systematic withdrawals in any Contract Year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal Beneficiary may elect to receive the Death Benefit as payments stretched over the Beneficiary’s lifetime. “Stretch” payments will be subject to the same limitations as systematic withdrawals, and Nonqualified “stretch” payments will be reported on the same basis as other systematic withdrawals.

Voya Preferred Advantage Variable Annuity

IRA Withdrawals

If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the IRS rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the Contract Date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the Contract Date. If a calendar day is not a Business Day, your IRA withdrawal will be made on the next Business Day. If your Contract Date is after the 28th day of the month, your IRA withdrawal will be made on the first Business Day of each month.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the Accumulation Value, we will cancel the Contract and send you the Accumulation Value.

You may change the payment frequency of your IRA withdrawals once each Contract Year or cancel this option at any time by sending Notice to Us at least seven days before the next scheduled withdrawal date.

Consult your tax and/or legal adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See the FEDERAL TAX CONSIDERATIONS section on page 35.

DEATH BENEFIT

Death Benefit prior to the Annuity Commencement Date

The Contract provides for a Death Benefit equal to the Accumulation Value. The Death Benefit Proceeds (“Proceeds”) are payable to the Beneficiary if the Owner dies before the Annuity Commencement Date. If the Owner is a non-natural person, the Proceeds are payable upon the death of the Annuitant. If there are multiple Beneficiaries, the Death Benefit will be paid in equal shares to all primary Beneficiaries unless you have provided Notice to Us directing otherwise.

Voya Preferred Advantage Variable Annuity

The Death Benefit will become payable once we receive satisfactory Proof of Death and all required claim forms.

Proof of Death is the documentation we deem necessary to establish death, including, but not limited to:

•      A certified copy of a death certificate;

•      A certified copy of a statement of death from an attending physician;

•      A finding of a court of competent jurisdiction as to the cause of death; or

•      Any other proof that we deem in our sole discretion to be satisfactory to us.

Until the Death Benefit Proceeds are paid, the Contract’s Accumulation Value will remain allocated to the Subaccounts to which the corresponding Accumulation Value was invested on the date of death and any allocations or reallocations will continue as if the death had not occurred.

Once we have received satisfactory Proof of Death and all required documentation necessary to process a claim, we will generally pay the Proceeds within seven days of such date. We will pay the Proceeds under a Nonqualified Contract according to Section 72(s) of the Code. Only one Death Benefit is payable under the Contract. The Proceeds will be paid to the named Beneficiary, unless the Contract has Joint Owners (or if the Owner is an individual, two Annuitants), in which case any surviving Owner (or Annuitant, as applicable) will take the place of, and be deemed to be, the Beneficiary entitled to collect the Proceeds. The Owner may restrict how the Beneficiary is to receive the Proceeds (e.g., by requiring a lump-sum payment, installment payments or that any amount be applied to an Annuity Plan). See Payment of the Death Benefit Proceeds to a Spousal or Non-Spousal Beneficiary section on page 31.

Spousal Beneficiary Contract Continuation

Any surviving spouse of a deceased Owner who is the sole primary Beneficiary (or, as the surviving Joint Owner, is designated as the Beneficiary) has the option, but is not required, to continue the Contract under the same terms existing prior to such Owner’s death. Such election would be in lieu of payment of the Death Benefit. Our receipt of additional Purchase Payments will be deemed to be an election to continue the Contract. The surviving spouse’s right to continue the Contract is limited by our use of the term “spouse,” as it is defined under federal law. Also, the surviving spouse may not continue the Contract if he or she is age 90 or older on the date of the Owner’s death. If the surviving spouse elects to continue the Contract, the following will apply:

•      The surviving spouse will replace the deceased Owner as the Contract Owner (and if the deceased Owner was the Annuitant, the surviving spouse will replace the deceased Owner as the Annuitant);

•      The age of the surviving spouse will be used as the Owner’s age under the continued Contract;

•      All rights of the surviving spouse as the Beneficiary under the Contract in effect prior to such continuation election will cease;

•      All rights and privileges granted by the Contract or allowed by us will belong to the surviving spouse as the Owner of the continued Contract; and

•      Upon the death of the surviving spouse as the Owner of the Contract, the Proceeds will be distributed to the Beneficiary or Beneficiaries described below, and the Contract will terminate.

Payment of the Death Benefit Proceeds to a Spousal or Non-spousal Beneficiary

Subject to any payment restriction imposed by the Owner, the Beneficiary may decide to receive the Proceeds:

•      In one lump sum payment:

•      In installment payments; or

•      By applying the Proceeds to an Annuity Plan.

Voya Preferred Advantage Variable Annuity

No Additional Premiums may be made following the date of the Owner’s death, except by a spousal Beneficiary that elects to continue the Contract as described above. The Beneficiary may receive the Proceeds in one lump sum payment or in installment payments, provided the Proceeds are distributed to the Beneficiary within five years of the Owner’s death. During any deferral period after we receive Proof of Death and all required claim forms, the Contract will continue under the same terms and will continue to be affected by the investment performance of the Subaccounts selected. In other words, the Beneficiary will bear the entire investment risk for amounts allocated among the Subaccounts during this period, and the Death Benefit could be more or less than the Accumulation Value on the date we received satisfactory Proof of Death and all required claim forms. A Beneficiary may subsequently allocate the Proceeds among the available Subaccounts. The Beneficiary has until one year after the Owner’s death to decide to apply the Proceeds to an Annuity Plan. If the Proceeds are applied to an Annuity Plan, the Beneficiary will be deemed to be the Annuitant, and the Annuity Payments must:

•      Begin no later than 1 year after the date of the Owner’s death; and

•      Be distributed in substantially equal installments over the life of such Beneficiary or over a period not extending beyond the life expectancy of such Beneficiary.

If we do not receive a request to apply the Proceeds to an Annuity Plan, full payment of the Proceeds to a Beneficiary may be made either into an interest bearing retained asset account that is backed by our General Account or by check.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our General Account. The retained asset account is not guaranteed by the FDIC. Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the Beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the Contract.

The Beneficiary may elect to receive the Death Benefit Proceeds in payments over a period of time based on his or her life expectancy. These payments are sometimes referred to as stretch payments. Stretch payments for each calendar year will vary in amount because they are based on the Accumulation Value and the Beneficiary’s remaining life expectancy. The first stretch payment must be made by the first anniversary of the Owner’s date of death. Each succeeding stretch payment is required to be made by December 31st of each calendar year. Stretch payments are subject to the same conditions and limitations as Systematic Withdrawals. The rules for, and tax consequences of, stretch payments are complex and contain conditions and exceptions not covered in this prospectus. You should consult a tax and/or legal adviser for advice about the effect of federal income tax laws, state laws or any other tax laws affecting the Contract or any transactions involving the Contract. See WITHDRAWALS – Systematic Withdrawals on page 29.

Beneficiaries should carefully review all payment options available under the Contract and are encouraged to consult with a financial professional or tax and/or legal adviser

Death Benefit after the Annuity Commencement Date

There is no Death Benefit once the Owner decides to begin receiving Annuity Payments, unless the Payments for Life with a Surrender Right and Death Benefit Annuity Plan is in effect at the time the Death Benefit is payable. If the Owner dies (or, in the event that the Owner is a non-natural person, the Annuitant dies) before all guaranteed Annuity Payments have been made pursuant to any applicable Annuity Plan, we will continue to make the Annuity Payments until all such guaranteed payments have been made. The Annuity Payments will be paid to the Beneficiary according to the Annuity Plan at least as frequently as before the death of the Owner or Annuitant, as applicable. See the ANNUITY PAYMENTS AND ANNUITY PLANS section on page 33.

Voya Preferred Advantage Variable Annuity

ANNUITY PAYMENTS AND ANNUITY PLANS

The Annuity Commencement Date is the date you start receiving fixed Annuity Payments under the Contract.

Selecting the Annuity Commencement Date

You select the Annuity Commencement Date. You may select the Annuity Commencement Date when applying for the Contract. Thereafter Notice to Us is required at least 30 days in advance of the date you wish to begin receiving Annuity Payments.

The Annuity Commencement Date may be any date following the first Contract Anniversary but not later than January 1st on or next following the oldest Annuitant’s 95th birthday (the “Maturity Date”). If no date is selected, the Annuity Commencement Date will be the January 1st on or next following the oldest Annuitant’s 95th birthday.

Subject to state law, Annuity Payments cannot begin later than the Contract Anniversary on or following the oldest Annuitant’s 95th birthday, unless:

•      We agree to a later date; or

•      The IRS publishes a final regulation or a revenue ruling concluding that an annuity contract with a Maturity Date that is later than the Contract Anniversary following the oldest Annuitant’s 95th birthday will be treated as an annuity for federal tax purposes.

Annuity Payments

There is no Death Benefit or Accumulation Value under the Contract once you begin to receive Annuity Payments under an Annuity Plan, unless the Annuity Plan selected is the Payments for Life with a Surrender Right and Death Benefit Annuity Plan.

Frequency and Amount of Annuity Payments

If the Accumulation Value is less than $2,000 on the Annuity Commencement Date, we will pay such amount in a single lump-sum payment and the Contract will be terminated. Each Annuity Payment must be for at least $20. Annuity Payments will be paid as monthly installments, unless the Annuitant requests otherwise and we agree to a different payment schedule. Also if a monthly payment would be or becomes less than $20, we reserve the right to change the frequency of payments to intervals that will result in payments of at least $20 each. You may not change the payment frequency after Annuity Payments begin. We may also change the $2,000 and $20 minimums based upon increases reflected in the Consumer Price Index for All Urban Consumers (CPI-U) since January 1, 2005.

Calculation of Annuity Payments

We will determine the amount of your Annuity Payments by multiplying the Accumulation Value, less any applicable premium tax, by the applicable payment factor and dividing that amount by 1,000.

The applicable payment factor depends upon:

•      The Annuity Plan;

•      The frequency of Annuity Payments;

•      The age of the Annuitant (and sex, where appropriate under applicable law); and

•      A net investment return of 1% is assumed (we may pay a higher return at our discretion).

The fixed Annuity Payments received under an Annuity Plan will not be less than the payments that would be provided from the application of the Surrender Value to a single premium immediate annuity under the same Annuity Plan offered by us on the Annuity Commencement Date.

Voya Preferred Advantage Variable Annuity

Taxation

To avoid certain tax penalties, you or your Beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an Annuity Plan, the Tax Code requires that your expected payments will not exceed certain durations. See the FEDERAL TAX CONSIDERATIONS section on page 35.

Annuity Plans

You may elect one of the fixed Annuity Plans described below. In addition, you may elect any other Annuity Plan we may be offering at the time Annuity Payments begin. The Annuity Plan may be changed at any time before the Annuity Commencement Date, upon 30 days prior Notice to Us. If you select an Annuity Commencement Date that is earlier than the Maturity Date but you have not elected an Annuity Plan, fixed Annuity Payments will be made automatically each month for a minimum of 120 months and as long thereafter as the oldest Annuitant is alive, unless limited by applicable law. If you have not elected an Annuity Plan by the Maturity Date, fixed Annuity Payments will be made under the Payments for Life with a Surrender Right and Death Benefit Annuity Plan.

Your election of an Annuity Plan is subject to the following additional terms and conditions:

•      Annuity Payments will be made to the Owner, unless you provide Notice to Us directing otherwise;

•      You must obtain our consent if the payee is a non-natural person; and

•      Any change in the payee will take effect as of the date we receive Notice to Us.

If any Owner or payee of Annuity Payments dies on or after the Annuity Commencement Date but before all guaranteed Annuity Payments have been made, if any, we will pay the primary Beneficiary the remaining Annuity Payments at least as rapidly as under the Annuity Plan that is in effect at the time of the Owner’s or payee’s death.

Payments for a Period Certain. Under this Annuity Plan, Annuity Payments are made in equal installments for a fixed number of years. The number of years cannot be less than 10 or, subject to any limitations under applicable law, more than 30.

Payments for Life with a Period Certain. Under this Annuity Plan, Annuity Payments are made for a fixed number of years and as long thereafter as the Annuitant is living. The number of years cannot be less than ten or, subject to any limitations under applicable law, more than 30.

Life Only Payments. Under this Annuity Plan, Annuity Payments are made for as long as the Annuitant is alive.

Payments for Life with Surrender Right and Death Benefit. Under this Annuity Plan, if Annuity Payments have not commenced by the Maturity Date, you may elect, in lieu of any other Annuity Plan, Annuity Payments that will begin on or about January 25th following the Annuity Commencement Date and continue as long as the Annuitant is alive.

Under this option, the Accumulation Value will remain allocated to among the Subaccounts as you direct but withdrawals, additional Purchase Payments or the subsequent election of a different Annuity Plan will not be permitted. Annuity Payments under this Annuity Plan will equal, on an annual calendar year basis, the Accumulation Value as of the end of the prior calendar year divided by the life expectancy of the Annuitant under the applicable life expectancy table of the Treasury Regulations shown in your Contract. The Owner may Surrender the Contract at any time under this Annuity Plan.

Upon the death of the Annuitant under this Annuity Plan, the Beneficiary(ies) will be entitled to receive the Death Benefit.

Voya Preferred Advantage Variable Annuity

Death of the Annuitant who is not an Owner

In the event the Annuitant dies on or after the Annuity Commencement Date, but before all guaranteed Annuity Payments have been made, if any, pursuant to the Annuity Plan elected, we will continue the Annuity Payments until all guaranteed Annuity Payments have been made. The Annuity Payments will be paid at least as frequently as before the Annuitant’s death until the end of any guaranteed period certain. We may require satisfactory Proof of Death in regard to the Annuitant before continuing the Annuity Payments.

FEDERAL TAX CONSIDERATIONS

Introduction

The Contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the Contract. The federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

•      Your tax position (or the tax position of the designated Beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the Contract;

•      Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the Contract described in this prospectus;

•      This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;

•      We do not make any guarantee about the tax treatment of the Contract or transactions involving the Contract; and

•      No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract.

Types of Contracts: Nonqualified or Qualified

The Contract described in this prospectus may be purchased on a non-tax-qualified basis (Nonqualified Contracts) or purchased on a tax-qualified basis (Qualified Contracts).

Nonqualified Contracts. Nonqualified Contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. You may not deduct the amount of your Purchase Payments to a Nonqualified Contract. Rather, Nonqualified Contracts are purchased with after-tax contributions to save money, generally for retirement, with the right to receive annuity payments for either a specified period of time or over a lifetime.

Qualified Contracts. Qualified Contracts are designed for use by individuals whose Purchase Payments are comprised solely of proceeds from retirement plans or programs, pre-tax contributions to Individual Retirement Annuities (“IRA”) or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Section 408 or 408A of the Code, respectively.

Voya Preferred Advantage Variable Annuity

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution or Annuity Starting Date

General. Tax Code Section 72 governs the federal income taxation of annuity contracts in general. We believe that if you are a natural person (in other words, an individual), you will generally not be taxed on increases in the value of a Nonqualified Contract until a distribution occurs or until Annuity Payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the Contract’s Accumulation Value will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

•      Diversification. Tax Code Section 817(h) requires that in a Nonqualified Contract the investments of the funds be “adequately diversified” in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. Separate Account B, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury Regulations Sec. 1.817-5, which affects how the funds’ assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements and rulings because a Subaccount’s underlying fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such regulations and rulings, and we reserve the right to modify your Contract as necessary to do so;

•      Investor Control. Although earnings under Nonqualified Annuity Contracts generally are not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over such assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner’s gross income. Future guidance regarding the extent to which Contract Owners could direct their investments among Subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts, such as the Contract described in this prospectus. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the Contract Owner from being considered the federal tax owner of a pro rata share of the assets of Separate Account B;

•      Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any Nonqualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The Nonqualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;

•      Non-Natural Owners of a Non-Qualified Contract. If the Contract Owner is not a natural person (in other words, is not an individual), a Nonqualified Contract generally is not treated as an annuity for federal income tax purposes and the income on the Contract for the taxable year is currently taxable as ordinary income. Income on the Contract is any increase in the Contract’s Accumulation Value over the “investment in the Contract” (generally, the Purchase Payments or other consideration you paid for the Contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with a tax and/or legal adviser before purchasing the Contract. When the Contract Owner is not a natural person, a change in the Annuitant is treated as the death of the Contract Owner; and

•      Delayed Annuity Starting Date. If the Contract’s Annuity Commencement Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age (e.g., after age 95), it is possible that the Contract would not be treated as an Annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Voya Preferred Advantage Variable Annuity

Taxation of Distributions

General. When a withdrawal from a Nonqualified Contract occurs before the Annuity Commencement Date, the amount received will be treated as ordinary income subject to federal income tax up to an amount equal to the excess (if any) of the Accumulation Value (unreduced by the amount of any early withdrawal surrender charge) immediately before the distribution over the Contract Owner’s investment in the Contract at such that time. Investment in the Contract is generally equal to the amount of all Purchase Payments to the Contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a Nonqualified Contract, the amount received generally will be taxable only to the extent it exceeds the Contract Owner’s investment in the Contract (cost basis).

10% Penalty Tax. A distribution from a Nonqualified Contract may be subject to a penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

•      Made on or after the taxpayer reaches age 59½;

•      Made on or after the death of a Contract Owner (the Annuitant if the Contract Owner is a non-natural person);

•      Attributable to the taxpayer’s becoming disabled as defined in the Tax Code;

•      Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated Beneficiary; or

•      The distribution is allocable to investment in the Contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the “investment in the contract” in the old contract will carry over to the new contract. You should consult with your tax and/or legal adviser regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than Annuity Payments will be treated, for tax purposes, as coming:

•      First, from any remaining “investment in the contract” made prior to August 14, 1982 and exchanged into the Contract;

•      Next, from any “income on the Contract” attributable to the investment made prior to August 14, 1982;

•      Then, from any remaining “income on the Contract”; and

•      Lastly, from any remaining “investment in the Contract.”

In certain instances, the partial exchange of a portion of one annuity contract for another contract is a tax-free exchange. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% penalty. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.

Voya Preferred Advantage Variable Annuity

Taxation of Annuity Payments. Although tax consequences may vary depending upon the payment option elected under an annuity contract, a portion of each Annuity Payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments, as determined when Annuity Payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each subsequent Annuity Payment is subject to tax as ordinary income.

Annuity Contracts that are partially annuitized after December 31, 2010, are treated as separate contracts with their own Annuity Commencement Date and exclusion ratio. Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity provided that the Annuity Payments are made for a period of ten years or more or for life. Please consult your tax and/or legal adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows:

•      If distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract; or

•      If distributed under an Annuity Payment option, they are taxed in the same way as Annuity Payments.

Special rules may apply to amounts distributed after a Beneficiary has elected to maintain the Contract’s Accumulation Value and receive Annuity Payments.

Different distribution requirements apply if the Contract Owner’s death occurs:

•      After he or she begins receiving Annuity Payments under the Contract; or

•      Before he or she begins receiving such distributions.

If the Contract Owner’s death occurs after he or she begins receiving Annuity Payments, distributions must be made at least as rapidly as under the method in effect at the time of such Contract Owner’s death.

If the Contract Owner’s death occurs before he or she begins receiving Annuity Payments, such Contract Owner’s entire balance must be distributed within five years after the date of his or her death. For example, if the Contract Owner dies on September 1, 2015, his or her entire balance must be distributed by August 31, 2020. However, if distributions begin within one year of such Contract Owner’s death, then payments may be made over either of the following two timeframes:

•      Over the life of the designated Beneficiary; or

•      Over a period not extending beyond the life expectancy of the designated Beneficiary.

Under the terms of the Contract, if the designated Beneficiary is your spouse, your Contract may be continued after your death with the surviving spouse as the new Contract Owner. If the Contract Owner is a non-natural person and the primary Annuitant dies, the same rules apply on the death of the primary Annuitant as outlined above for the death of the Contract Owner.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a Nonqualified Contract, the selection of certain annuity dates, or the designation of an Annuitant or payee other than an Owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the Accumulation Value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity:

•      That is purchased with a single purchase payment;

•      With annuity payments starting within one year from the date of purchase; and

•      That provides a series of substantially equal periodic payments made annually or more frequently.

Voya Preferred Advantage Variable Annuity

While this Contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to Contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all Nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic Annuity Payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of any non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact Customer Service.

If you or your designated Beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual’s citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

General

The following discussion assumes that a Qualified Contract is purchased with Purchase Payments that are comprised solely of Proceeds from retirement plans, pre-tax contributions to an IRA or after-tax contributions to a Roth IRA that are intended to qualify for special favorable income tax treatment under Sections 408 or 408A of the Code, respectively.

Special Considerations for Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (“IRA”). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be “rolled over” on a tax-deferred basis into an IRA. Beginning in 2015, you will not be able to roll over any portion of an IRA distribution if you rolled over a distribution during the preceding one-year period. However, the IRS has provided a transition rule for distributions in 2015. Specifically, a distribution occurring in 2014 that was rolled over is disregarded for this purpose if the 2015 distribution is from an IRA other than the IRA that made or received the 2014 distribution. Please note that this one rollover per year rule does not apply to:  (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Sales of the Contract for use with IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the Contract described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the Contract’s Death Benefit provisions comply with IRS qualification requirements.

Voya Preferred Advantage Variable Annuity

Special Considerations for Roth IRAs. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP IRA, or a SIMPLE IRA to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. Beginning in 2015, you will not be able to roll over any portion of a Roth IRA distribution if you rolled over a distribution during the preceding one-year period. However, the IRS has provided a transition rule for distributions in 2015. Specifically, a distribution occurring in 2014 that was rolled over is disregarded for this purpose if the 2015 distribution is from a Roth IRA other than the Roth IRA that made or received the 2014 distribution. Please note that this one rollover per year rule does not apply to:  (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made. Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the Contracts described in this prospectus for qualification as Roth IRAs and has not addressed, in a ruling of general applicability, whether the Contract’s Death Benefit provisions comply with IRS qualification requirements.

Taxation

The tax rules applicable to Qualified Contracts vary according to the type of Qualified Contract and the specific terms and conditions of the Qualified Contract. The ultimate effect of federal income taxes on the amounts held under a Qualified Contract, or on Annuity Payments from a Qualified Contract, depends upon the type of Qualified Contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with Proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:

•      Contributions in excess of specified limits;

•      Distributions before age 59½ (subject to certain exceptions);

•      Distributions that do not conform to specified commencement and minimum distribution rules; and

•      Certain other specified circumstances.

Some Qualified Contracts may be subject to additional distribution or other requirements that are not incorporated into the Contract described in this prospectus. No attempt is made to provide more than general information about the use of the Contract as a Qualified Contract.

Contract Owners, Annuitants and Beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. Therefore, you should seek tax and/or legal advice regarding the suitability of the Contract for your particular situation. The following discussion assumes that Qualified Contracts are purchased with Proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts used as an IRA or Roth IRA are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain the favorable tax treatment accorded to an IRA or Roth IRA under Sections 408 or 408A of the Tax Code, respectively. Annuities do provide other features and benefits (such as the guaranteed Death Benefit or the option of lifetime Annuity Payment options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Voya Preferred Advantage Variable Annuity

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with a tax and/or legal adviser in connection with contributions to a Qualified Contract.

Distributions - General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, Annuity Payments, rollovers, exchanges and Death Benefit Proceeds. We report the gross and taxable portion of all distributions to the IRS.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:

•      The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or

•      You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from an IRA or a Roth IRA unless certain exceptions, including one or more of the following, have occurred:

•      You have attained age 59½;

•      You have become disabled, as defined in the Tax Code;

•      You have died and the distribution is to your Beneficiary;

•      You have separated from service with the plan sponsor at or after age 55;

•      The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;

•      You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated Beneficiary;

•      The distribution is paid directly to the government in accordance with an IRS levy; or

•      The distribution is a qualified reservist distribution as defined under the Tax Code.

In addition, the 10% additional tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by the Contract Owner during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth IRA. A partial or full distribution of Purchase Payments to a Roth IRA and earnings credited on those Purchase Payments will be excludable from income if it is a qualified distribution. A “qualified distribution” from a Roth IRA is defined as a distribution that meets the following requirements:

•      The distribution occurs after the five-year taxable period beginning with the first taxable year for which a contribution was made to the Roth IRA of the Owner; and

•      The distribution occurs after the Roth IRA’s Owner attains age 59½, dies with payment being made to your Beneficiary, becomes disabled as defined in the Tax Code, or uses the distribution for a qualified first-time home purchase.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the Contract (basis) and earnings on the Contract.

Voya Preferred Advantage Variable Annuity

Distributions - Eligibility

Lifetime Required Minimum Distributions

To avoid certain tax penalties, you and any designated Beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:

•      Start date for distributions;

•      The time period in which all amounts in your Contract(s) must be distributed; and

•      Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later.

Time Period. We must pay out distributions from the Contract over a period not extending beyond one of the following time periods:

•         Over your life or the joint lives of you and your designated Beneficiary; or

•         Over a period not greater than your life expectancy or the joint life expectancies of you and your designated Beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed Death Benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime required minimum distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract.

Required Distributions upon Death

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your Contract.

If your death occurs on or after the date you begin receiving minimum distributions under the Contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the Contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2015, your entire balance must be distributed to the designated Beneficiary by December 31, 2020. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

•         Over the life of the designated Beneficiary; or

•         Over a period not extending beyond the life expectancy of the designated Beneficiary.

Start Dates for Spousal Beneficiaries. If the designated Beneficiary is your spouse, distributions must begin on or before the later of the following:

•         December 31 of the calendar year following the calendar year of your death; or

•         December 31 of the calendar year in which you would have attained age 70½.

Voya Preferred Advantage Variable Annuity

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the Contract Owner’s death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated Beneficiary is the Contract Owner’s surviving spouse, the spousal beneficiary may elect to treat the Contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the Contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the Contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient’s tax status.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated Beneficiary may elect not to have tax withheld from distributions.

Non Resident Aliens. If you or your designated Beneficiary is a non-resident alien, withholding will generally be 30% based on the individual’s citizenship, the country of domicile and treaty status. We may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the Contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Same-Sex Marriages

Before June 26, 2013, pursuant to Section 3 of the federal Defense of Marriage Act (“DOMA”), same-sex marriages were not recognized for purposes of federal law. On that date the U.S. Supreme Court held in United States v. Windsor that Section 3 of DOMA is unconstitutional. While valid same-sex marriages are now recognized under federal law and the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code Sections 72(s) and 401(a)(9) are now available to a same-sex spouse, there are still unanswered questions regarding the scope and impact of the Windsor decision. Consequently, if you are married to a same-sex spouse you should contact a tax and/or legal adviser regarding spousal rights and benefits under the Contract described in this Prospectus and your particular tax situation.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the Contract.

Voya Preferred Advantage Variable Annuity

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Separate Account B is not a separate entity from us. Therefore, it is not taxed separately as a “regulated investment company” but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to Separate Account B to increase reserves under the Contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the Contracts. In addition, any foreign tax credits attributable to Separate Account B will be first used to reduce any income taxes imposed on Separate Account B before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to Separate Account B and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to Separate Account B. In this case we may impose a charge against Separate Account B (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from Separate Account B, including from your Accumulation Value.

CONTRACT DISTRIBUTION

General. Our affiliate, Directed Services LLC, serves as the principal underwriter and distributor of the Contract as well as for our other contracts. Directed Services LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC and is also a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Directed Services LLC’s principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

We sell the Contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Directed Services LLC. We refer to these broker-dealers as “distributors.” Voya Financial Advisors, Inc. is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the Contract typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by the Contract Owners or by Separate Account B, but instead is paid by us through Directed Services LLC. We intend to recoup this compensation and sales expenses paid to distributors through fees and charges imposed under the Contracts.

Compensation Arrangements. Directed Services LLC pays distributors for Contract sales according to one or more schedules. This compensation is generally based on a percentage of Purchase Payments. Distributors may receive commissions of up to 5.50% of Purchase Payments. In addition, distributors may receive ongoing annual compensation of up to 1% of all, or a portion of, values of Contracts sold through the firm. Individual representatives may receive all or a portion of the compensation paid to their distributor, depending upon the distributor’s practices. Commissions and annual compensation, when combined, could exceed 5.50% of total Purchase Payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on such firms’ aggregate or anticipated sales of the Contract or other specified criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Voya Preferred Advantage Variable Annuity

Directed Services LLC may also compensate distributors, and their sales management personnel, for contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of Purchase Payments and/or a percentage of Accumulation Value. Directed Services LLC may, at its discretion, pay additional cash compensation to distributors for sales by certain broker-dealers or “focus firms.”

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling Contracts to you and other customers. These amounts may include:

•      Marketing/distribution allowances, which may be based on the percentages of Purchase Payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

•      Loans or advances of commissions in anticipation of future receipt of Purchase Payments (i.e., a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;

•      Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

•      Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

•      Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of Contracts; and

•      Additional cash or non-cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 distributors that, during 2014, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by us, ranked by total dollars received:

• TBD • TBD • TBD • TBD • TBD • TBD • TBD • TBD • TBD • TBD • TBD • TBD • TBD	• TBD • TBD • TBD • TBD • TBD • TBD • TBD • TBD • TBD • TBD • TBD • TBD

Voya Preferred Advantage Variable Annuity

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity Contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our Contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

ADDITIONAL INFORMATION

General Policy Provisions

Your Contract

The Contract described in this prospectus, together with any applications and any riders or endorsements, constitutes the entire agreement between you and us and should be retained.

A president or other officer of the Company and our secretary or assistant secretary must sign all changes or amendments to your Contract. No other person may change its terms or conditions.

Age

We issue your Contract at the Owner(s) and Annuitant(s) ages (stated in your Contract schedule) based on the last birthday as of at the time of application. On the application date, the Owner(s) and Annuitant(s)can generally be no more than age 80.

We determine an Owner’s and Annuitant’s age at a given time by adding the number of completed Contract Years to the age stated in your Contract schedule.

Misstatement of Age or Gender

We may require proof of the age and sex of the person upon whose life certain benefit payments are determined (i.e., the Death Benefit or Annuity Payments). If the Owner misstates the age or sex of a person in connection with the purchase of the Contract, we reserve the right in the Contract to adjust (either upward or downward) these payments based on the correct age or sex. If an upward adjustment to your benefit payment is required, we will include an amount in your next benefit payment representing the past underpayments by us, with interest credited at the rate of 1.5% annually (where permitted). If a downward adjustment to your benefit payment is required, we will make a deduction from future benefit payments until the past overpayments by us, plus interest at 1.5% annually (where permitted), has been repaid in full by you.

We reserve the right in the Contract (where permitted) to void the Contract and return the Accumulation Value in the event of any fraudulent material misrepresentation made by the Owner in connection with the purchase of the Contract.

Voya Preferred Advantage Variable Annuity

Insurable Interest

We require the Owner(s) of the Contract to have an Insurable Interest in each Annuitant. Insurable Interest means the Owner has a lawful and substantial economic interest in the continued life of the Annuitant. An Insurable Interest does not exist if the Owner’s sole economic interest in the Annuitant arises as a result of the Annuitant’s death. An individual is presumed to have an Insurable Interest in his or her own life. An individual is also generally considered to have an Insurable Interest in his or her spouse and family members. State statutory and case law have established guidelines for circumstances in which an Insurable Interest is generally considered to exist:

•      Relationships between parent and child, brother and sister, and grandparent and grandchild; and

•      Certain business relationships and financial dependency situations (e.g., uncle has Insurable Interest in nephew who runs the uncle’s business and makes money for the uncle).

The above list is not comprehensive, but instead contains some common examples to help illustrate what it means for the Owner(s) to have an Insurable Interest in each Annuitant. You should consult your agent/registered representative for advice on whether the Owner(s) of the Contract would have an Insurable Interest in each Annuitant to be designated.

An Insurable Interest must exist at the time we issue the Contract. In purchasing the Contract, you will represent and acknowledge that you, as the Owner(s), have an Insurable Interest in each Annuitant. We require the agent/registered representative to confirm on the application that each Owner has an Insurable Interest in each Annuitant. We also require that any new Owner after issuance of the Contract to have an Insurable Interest in the Annuitant. We will seek to void the Contract if we discover it was applied for and issued (or ownership was transferred) based on misinformation, or information that was omitted, in order to evade state Insurable Interest and other laws enacted to prevent an Owner from using the Contract to profit from the death of a person in whom such Owner does not have an Insurable Interest.

Collateral Assignment

You may assign a Nonqualified Contract as collateral security for a loan or other obligation. This kind of assignment is not a change of ownership. After we record the assignment, your rights, and those of any Beneficiary (unless the Beneficiary(ies) were made Irrevocable Beneficiaries under an earlier assignment), are subject to the terms of the assignment. To make, modify or release an assignment, you must provide Notice to Us. Your instructions will take effect as of the date we receive Notice to Us. We require written consent of any Irrevocable Beneficiary before your instructions will take effect. An assignment likely has tax consequences, and you should consult a qualified tax and/or legal adviser for advice regarding the tax consequences of an assignment. We are not responsible for the validity, tax consequences or other effects of any assignment you choose to make.

Contract Modification

We may change the Contract as required by federal or state law or as otherwise permitted in the Contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Non-Waiver

We may, in our discretion, elect not to exercise a right, privilege or option under the Contract. Such election will not constitute our waiver of the right to exercise such right, privilege or option at a later date, nor will it constitute a waiver of any provision of the Contract.

Voya Preferred Advantage Variable Annuity

Reports

We will confirm purchase, transfer and withdrawal or surrender transactions usually within five Business Days of processing any such transaction. You are responsible for reviewing the confirmation notices to verify that the transaction was made as requested.

At least once a year, we will send you, without charge, a report showing the current Accumulation Value. This report will also show the amounts deducted from, or added to, the Accumulation Value since the last report.

In addition, we will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. Upon request we will provide additional reports, but we reserve the right to assess a charge, not to exceed $50, for each such additional report.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:

•      On any Valuation Date when the NYSE is closed (except customary weekend and holiday closings) or when trading on the NYSE is restricted;

•      When an emergency exists as determined by the SEC so that disposal of the securities held in the Subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the Subaccount’s assets; or

•      During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or other regulatory proceeding.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or Beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler’s cheques, cashier’s checks, bank drafts, bank checks and treasurer’s checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Voya Preferred Advantage Variable Annuity

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company’s ability to meet its obligations under the Contract, Directed Services LLC’S ability to distribute the Contract or upon Separate Account B.

•      Litigation. Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

•      Regulatory Matters. As with other financial services companies, the Company and its affiliates, including Directed Services LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company’s policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company’s results of operations or cash flows in a particular quarterly or annual period.

Legal Matters

The Company’s organization and authority, and the Contract’s legality and validity, have been passed on by the Company’s legal department.

Experts

The financial statements of the Company on Form 10-K for the year ended December 31, 2014, have been audited by _________________________, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated by reference or included herein. Such financial statements are incorporated by reference or included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of ________________ is ______________________________________________.

Voya Preferred Advantage Variable Annuity

APPENDIX 1

FUND DESCRIPTIONS

The investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act. Fund prospectuses may be obtained free of charge by contacting Customer Service, by accessing the SEC’s website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund’s summary prospectus.

Certain funds offered under the Contract have investment objectives and policies similar to other funds managed by the fund’s investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

[To be updated by pre-effective Amendment.]

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds Insurance Series® – Bond FundSM (Class 4) Investment Adviser: Capital Research and Management CompanySM	Seeks as high a level of current income as is consistent with the preservation of capital.
American Funds Insurance Series® – Capital Income Builder Fund® (Class 4) Investment Adviser: Capital Research and Management CompanySM	Seeks (1) to provide a level of current income that exceeds the average yield on U.S. stocks generally and (2) to provide a growing stream of income over the years.
American Funds Insurance Series® – Global Growth FundSM (Class 4) Investment Adviser: Capital Research and Management CompanySM	Seeks to provide long-term growth of capital.
American Funds Insurance Series® – Growth Fund (Class 4) Investment Adviser: Capital Research and Management CompanySM	Seeks growth of capital.

Voya Preferred Advantage Variable Annuity

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds Insurance Series® – International FundSM (Class 4) Investment Adviser: Capital Research and Management CompanySM	Seeks long-term growth of capital.
American Funds Insurance Series® – New World Fund® (Class 4) Investment Adviser: Capital Research and Management CompanySM	Seeks long-term capital appreciation.
BlackRock Equity Dividend V.I. Fund (Class III) Investment Adviser: BlackRock Advisers, LLC	Seeks long-term total return and current income.
BlackRock Global Allocation V.I. Fund (Class III) Investment Adviser: BlackRock Advisers, LLC	Seeks high total investment return.
BlackRock High Yield V.I. Fund (Class III) Investment Adviser: BlackRock Advisers, LLC	Seeks maximize total return, consistent with income generation and prudent investment management.
BlackRock iShares Alternative Strategies V.I. Fund (Class III) Investment Adviser: BlackRock Advisers, LLC	Seeks to achieve long term growth of capital and risk adjusted returns.
BlackRock iShares Dynamic Allocation V.I. Fund (Class III) Investment Adviser: BlackRock Advisers, LLC	Seeks to provide total return.

Fidelity® VIP Strategic Income Portfolio (Service Class 2)

Investment Adviser: Fidelity Management & Research Company

Subadvisers: Fidelity Investments Money Management, Inc., FMR Co., Inc., FIL Investment Advisors (UK) Limited and other investment advisers

Seeks a high level of current income. The fund may also seek capital appreciation.
Franklin Strategic Income VIP Fund (Class 2) Investment Adviser: Franklin Advisers, Inc.	High level of current income. A secondary goal is long-term capital appreciation.

Voya Preferred Advantage Variable Annuity

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Invesco V.I. Balanced-Risk Allocation Fund (Series II) Investment Adviser: Invesco Advisers, Inc.	Seeks total return with a low to moderate correlation to traditional financial market indices.
Janus Aspen Balanced Portfolio (Service Class) Investment Adviser: Janus Capital Management LLC (Janus Capital)	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.
Janus Aspen Flexible Bond Portfolio (Service Class) Investment Adviser: Janus Capital Management LLC (Janus Capital)	Seeks to obtain maximum total return, consistent with preservation of capital
PIMCO All Asset Portfolio (Administrative Class) Investment Adviser: Pacific Investment Management Company LLC Asset Allocation Subadviser: Research Affiliates, LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
PIMCO Short Term Portfolio (Advisor Class) Investment Adviser: Pacific Investment Management Company LLC	Seeks maximum current income, consistent with preservation of capital and daily liquidity.
PIMCO Total Return Portfolio (Advisor Class) Investment Adviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
Putnam VT American Government Income Fund (Class IB) Investment Adviser: Putnam Investment Management, LLC	Seeks high current income with preservation of capital as its secondary objective.
Putnam VT Income Fund (Class IB) Investment Adviser: Putnam Investment Management, LLC	Seeks high current income consistent with what Putnam Investment Management, LLC believes to be prudent risk.
Putnam VT Small Cap Value Fund (Class IB) Investment Adviser: Putnam Investment Management, LLC	Seeks capital appreciation.
Templeton Global Bond VIP Fund (Class 2) Investment Adviser: Franklin Advisers, Inc.	Seeks high current income, consistent with preservation of capital. Capital appreciation is a secondary consideration.

Voya Preferred Advantage Variable Annuity

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Global Bond Portfolio (Class A) Investment Adviser: Directed Services LLC Subadvisers: Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
Voya Global Perspectives Portfolio (Class A) Investment Adviser: Voya Investments, LLC Subadvisers: Voya Investment Management Co. LLC	Seeks total return.
Voya Global Value Advantage Portfolio (Class A) Investment Adviser: Voya Investments, LLC Subadvisers: Voya Investment Management Co. LLC	Seeks long-term growth and capital income.
Voya Growth and Income Portfolio (Class A) Investment Adviser: Voya Investments, LLC Subadvisers: Voya Investment Management Co. LLC

Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Voya High Yield Portfolio (Class A) Investment Adviser: Directed Services LLC Subadviser: Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Intermediate Bond Portfolio (Class A) Investment Adviser: Voya Investments, LLC Subadvisers: Voya Investment Management Co. LLC

Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Voya International Index Portfolio (Class A) Investment Adviser: Voya Investments, LLC Subadvisers: Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

Voya Preferred Advantage Variable Annuity

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Large Cap Growth Portfolio (Class A) Investment Adviser: Directed Services LLC Subadvisers: Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio (Class A) Investment Adviser: Directed Services LLC Subadvisers: Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Liquid Assets Portfolio (Class S2) Investment Adviser: Directed Services LLC Subadvisers: Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya MidCap Opportunities Portfolio (Class A) Investment Adviser: Voya Investments, LLC Subadvisers: Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Retirement Conservative Portfolio (Class A) Investment Adviser: Directed Services LLC Subadviser: Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios.
Voya Retirement Growth Portfolio (Class A) Investment Adviser: Directed Services LLC Subadvisers: Voya Investment Management Co. LLC

Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of the Voya Retirement Moderate Growth Portfolio.

Voya Retirement Moderate Growth Portfolio (Class A) Investment Adviser: Directed Services LLC Subadvisers: Voya Investment Management Co. LLC

Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.

Voya Preferred Advantage Variable Annuity

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Retirement Moderate Portfolio (Class A) Investment Adviser: Directed Services LLC Subadvisers: Voya Investment Management Co. LLC

Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.

Voya RussellTM Large Cap Growth Index Portfolio (Class S) Investment Adviser: Voya Investments, LLC Subadvisers: Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya RussellTM Large Cap Value Index Portfolio (Class S) Investment Adviser: Voya Investments, LLC Subadvisers: Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya RussellTM Mid Cap Index Portfolio (Class A) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
Voya RussellTM Small Cap Index Portfolio (Class A) Investment Adviser: Voya Investments, LLC Subadvisers: Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya SmallCap Opportunities Portfolio (Class A) Investment Adviser: Voya Investments, LLC Subadvisers: Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution 2025 Portfolio (Class A) Investment Adviser: Directed Services LLC Subadviser: Voya Investment Management Co. LLC

Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the portfolio’s investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Preferred Advantage Variable Annuity

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Solution 2035 Portfolio (Class A) Investment Adviser: Directed Services LLC Subadviser: Voya Investment Management Co. LLC

Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the portfolio’s investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Solution 2045 Portfolio (Class A) Investment Adviser: Directed Services LLC Subadviser: Voya Investment Management Co. LLC

Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the portfolio’s investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Solution 2055 Portfolio (Class A) Investment Adviser: Directed Services LLC Subadviser: Voya Investment Management Co. LLC

Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the portfolio’s investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Voya Solution Income Portfolio (Class A) Investment Adviser: Directed Services LLC Subadviser: Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
VY® American Century Small-Mid Cap Value Portfolio (Class A) Investment Adviser: Directed Services LLC Subadviser: American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.

Voya Preferred Advantage Variable Annuity

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Baron Growth Portfolio (Class A) Investment Adviser: Directed Services LLC Subadvisers: BAMCO, Inc.	Seeks capital appreciation.
VY® BlackRock Inflation Protected Bond Portfolio (Class A) Investment Adviser: Directed Services LLC Subadviser: BlackRock Financial Management Inc.	A non-diversified Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
VY® Clarion Global Real Estate Portfolio (Class A) Investment Adviser: Voya Investments, LLC Subadvisers: CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
VY® Clarion Real Estate Portfolio (Class A) Investment Adviser: Directed Services LLC Subadviser: CBRE Clarion Securities LLC	A non-diversified portfolio that seeks total return including capital appreciation and current income.
VY® Columbia Contrarian Core Portfolio (Class A) Investment Adviser: Directed Services LLC Subadviser: Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.
VY® Columbia Small Cap Value II Portfolio (Class A) Investment Adviser: Directed Services LLC Subadvisers: Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.

VY® FMRSM Diversified Mid Cap Portfolio (Class A)

Investment Adviser: Directed Services LLC

Subadvisers: Fidelity Management & Research Company

FMR is a service mark of Fidelity Management & Research Company

Seeks long-term growth of capital.

Voya Preferred Advantage Variable Annuity

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Franklin Income Portfolio (Class A) Investment Adviser: Directed Services LLC Subadviser: Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
VY® Invesco Equity and Income Portfolio (Class A) Investment Adviser: Directed Services LLC Subadvisers: Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio (Class A) Investment Adviser: Directed Services LLC Subadvisers: Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio (Class A) Investment Adviser: Directed Services LLC Subadvisers: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Mid Cap Value Portfolio (Class A) Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio (Class A) Investment Adviser: Directed Services LLC Subadvisers: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY® Morgan Stanley Global Franchise Portfolio (Class A) Investment Adviser: Directed Services LLC Subadviser: Morgan Stanley Investment Management, Inc.	A non-diversified Portfolio that seeks long-term capital appreciation.

Voya Preferred Advantage Variable Annuity

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Oppenheimer Global Portfolio (Class A) Investment Adviser: Directed Services LLC Subadvisers: OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio (Class A) Investment Adviser: Directed Services LLC Subadvisers: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Equity Income Portfolio (Class A) Investment Adviser: Directed Services LLC Subadvisers: T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.
VY® T. Rowe Price Growth Equity Portfolio (Class A) Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income. Effective July 14, 2014, the investment objective will change to: Seeks long-term growth through investments in stocks.
VY® T. Rowe Price International Stock Portfolio (Class A) Investment Adviser: Directed Services LLC Subadvisers: T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY® Templeton Foreign Equity Portfolio (Class A) Investment Adviser: Directed Services LLC Subadvisers: Templeton Investment Counsel, LLC	Seeks long-term capital growth.

Voya Preferred Advantage Variable Annuity

THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information about us, Separate Account B and the Contract, as well as the financial statements of Separate Account B and the Company. The following is a list of the contents of the SAI:

General Information and History	2
Separate Account B	2
Offering and Purchase of Contracts	3
Performance Reporting and Advertising	3
Experts	4
Financial Statements of the Separate Account
Consolidated Financial Statements of ING Life Insurance and Annuity Company

If you would like to receive a copy of the SAI, free of charge, please tear off, complete and return the form below to Customer Service at P.O. Box 9271, Des Moines, IA, 50306-9271.

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR THE Voya PREFERRED ADVANTAGE VARIABLE ANNUITY (333-XXXXXXX).

Please Print or Type:

_________________________________________________

Name

_________________________________________________

Street Address

_________________________________________________

City, State, Zip

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

Voya Preferred Advantage Variable Annuity

PART B

INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

VOYA PREFERRED SELECT VARIABLE ANNUITY

A Flexible Premium Deferred Individual Variable Annuity Contract
issued by

SEPARATE ACCOUNT B

of

VOYA INSURANCE AND ANNUITY COMPANY

STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1, 2015

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for the Voya Preferred Select Variable Annuity, which is referred to herein. The prospectus sets forth information that a prospective investor should know before investing in this Contract.

A free prospectus is available upon request by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, 1-888-854-5950. The Contract prospectus, the Statement of Additional Information and other information about Separate Account B may be obtained by accessing the Securities and Exchange Commission’s (“SEC”) website, http://www.sec.gov.

Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

\

General Information and History	2
Separate Account B	2
Offering and Purchase of Contracts	3
Performance Reporting and Advertising	3
Experts	4
Financial Statements of the Separate Account [To be filed by pre-effective Amendment.]
Consolidated Financial Statements of Voya Insurance and Annuity Company [To be filed by pre-effective Amendment.]

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITES AND EXCHANGE COMISSION IS EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED

GENERAL INFORMATION AND HISTORY

Voya Insurance and Annuity Company (the “Company,” we,” “us,” “our”) issues the Contract described in this prospectus and is responsible for providing the Contract’s insurance and annuity benefits. All guarantees and benefits provided under the Contract that are not related to Separate Account B are subject to the claims paying ability of the Company and our general account. We are an Iowa stock life insurance company, originally incorporated in Minnesota on January 2, 1973. We are admitted to do business in all states except New York and in the District of Columbia.

We are a wholly owned subsidiary of Lion Connecticut Holdings Inc. (“Lion Connecticut”), which in turn is a wholly owned subsidiary of Voya Financial, Inc. (“VoyaTM”), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange (“NYSE”) under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. (“ING”), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING’s U.S.-based retirement, investment management and insurance operations. As of November 18, 2014, ING’s ownership of Voya was approximately 19%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

The Company serves as the depositor for the separate account.

Other than the Asset Based Administrative Fee, described in the prospectus, all expenses incurred in the operations of Separate Account B are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. See the FEES AND EXPENSES section on page 19 of the prospectus.

The assets of Separate Account B are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of Separate Account B are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term “Contract” refers only to those offered through the prospectus.

SEPARATE ACCOUNT B

Separate Account B was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into Subaccounts. Purchase Payments received will be allocated to one or more of the available Subaccounts. Each Subaccount invests exclusively in shares of a corresponding mutual fund (“fund”). When you allocate Purchase Payments to a Subaccount, you acquire Accumulation Units of that Subaccount. You do not invest directly in or hold shares of the funds. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

2

OFFERING AND PURCHASE OF CONTRACTS

Our affiliate, Directed Services LLC, serves as the principal underwriter and distributor of the Contract as well as for our other contracts. Directed Services LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC and is also a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Directed Services LLC’s principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380. The Contracts are distributed through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Directed Services LLC. We refer to these broker-dealers as “distributors.” Voya Financial Advisors, Inc. is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts. The offering of the Contracts is continuous.

Compensation paid to the principal underwriter for the years ended December 31, 2014, 2013 and 201s amounted to $XXX,XXX,XXX, $242,125,652 and $225,489,553, respectively. These amounts reflect compensation paid to Directed Services LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Separate Account B of Voya Insurance and Annuity Company. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts.

PERFORMANCE REPORTING AND ADVERTISING

From time to time, we may advertise or include in reports to a Contract Owner, performance information for the Subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Specially Designated Subaccount, quotations of yield for the Subaccounts will be based on all investment income per unit (Accumulation Value divided by the Accumulation Unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for one-year, five-year and ten-year periods, or lesser periods depending upon how long Separate Account B has been investing in the fund. We may show other total returns for periods of less than one year. We will base total return figures on the actual historic performance of the Subaccounts of Separate Account B, assuming an investment at the beginning of the period when Separate Account B first invested in the funds and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable fund fees and Contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges. In addition, we may present historic performance data for the funds since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the Subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before Separate Account B began investing in the funds. Current yield for the Specially Designed Subaccount is based on income received by a hypothetical investment over a given seven-day period, less expenses accrued and then “annualized” (i.e., assuming that the seven-day yield would be received for 52 weeks). We calculate “effective yield” for the Specially Designated Subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The “effective yield” will thus be slightly higher than the “yield” because of the compounding effect of earnings. We calculate quotations of yield for the remaining Subaccounts on all investment income per Accumulation Unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period. You should be aware that there is no guarantee that the Specially Designated Subaccount will have a positive or level return.

3

We may compare performance information for a Subaccount to: (i) the Standard & Poor’s 500 Stock Index, the Dow Jones Industrial Average, the Donoghue Money Market Institutional Averages or any other applicable market indices; (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service; and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any Subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services. Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the fund and market conditions. Please keep in mind that past performance is not a guarantee of future results.

From time to time, the rating of Voya Insurance and Annuity Company as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best’s Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best’s ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

EXPERTS

The statements of assets and liabilities of Separate Account B as of December 31, 2014, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, included in the Statement of Additional Information, have been audited by _____________________, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of __________________ is _________________________________________.

[FINANCIAL STATEMENTS TO BE ADDED BY PRE-EFFECTIVE AMENDMENT.]

4

Part C

OTHER INFORMATION

Item 24		Financial Statements and Exhibits
(a)		Financial Statements
	(1)	Incorporated by Reference in Part A: Condensed Financial Information
	(2)	Incorporated by Reference in Part B: Financial Statements of Variable Annuity Account B: [To be added by pre-effective Amendment.]
	-	Report of Independent Registered Public Accounting Firm
	-	Statements of Assets and Liabilities as of December 31, 2014
	-	Statements of Operations for the year ended December 31, 2014
	-	Statements of Changes in Net Assets for the years ended December 31, 2014 and 2013
	-	Notes to Financial Statements
Consolidated Financial Statements of Voya Insurance and Annuity Company:
	-	Report of Independent Registered Public Accounting Firm
	-	Consolidated Balance Sheets as of December 31, 2014 and 2013
	-	Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012
	-	Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012
	-	Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2014, 2013 and 2012
	-	Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011
	-	Notes to Consolidated Financial Statements
	-	Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2021
	-	Notes to Consolidated Financial Statements

Exhibits
(b)	(1)

Resolution of the Board of Directors of ING USA Annuity and Life Insurance Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Post-Effective Amendment No. 29 to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

	(2)	Not Applicable.

(3.1)

Amendment to and Restatement of the Distribution Agreement between ING USA and Directed Services, Inc. effective January 1, 2004. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B filed, filed on April 9, 2004; File No. 333-90516).

(3.2)

Amendment to the Distribution Agreement between ING USA and Directed Services Inc. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 13, 2004; File No. 333-28755.)

(3.3)

Form of Dealers Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(3.4)

Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(3.5)

Addendum to Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(3.6)

Form of Assignment Agreement for Organizational Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(3.7)

Expense Reimbursement Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(3.8)

Master Selling Agreement. (Incorporated by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed May 12, 2006; File No. 333-70600).

(3.9)

Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 55 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance and its Separate Account B, filed on April 6, 2011; File No. 333-28679.)

(3.10)

Amendment No. 1 to the Intercompany Agreement dated December 1, 2013 (effective December 23, 2013) to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 44 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 9, 2014; File No. 333-30180.)

(3.11)

Amendment No. 2 to the Intercompany Agreement dated December 22, 2010 (effective September 30, 2014) between Directed Services LLC and ING USA Annuity and Life Insurance Company (now known as “Voya Insurance and Annuity Company”, or “VIAC”). (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 30, 2014; File No. 333-133944.)

(3.12)

Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING USA Annuity and Life Insurance and Company. (Incorporated herein by reference to Post-Effective Amendment No. 55 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 6, 2011; File No. 333-28679.)

(3.13)

Amendment No. 1 to the Intercompany Agreement dated December 1, 2013 (effective December 23, 2013) to the Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment LLC and ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 44 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 9, 2014 (File No. 333-30180.)

(3.14)

Amendment No. 2 to the Intercompany Agreement dated December 22, 2010 (effective September 30, 2014) between ING Investment Management LLC (now known as “Voya Investment Management LLC”) and ING USA Annuity and Life Insurance Company (now known as “Voya Insurance and Annuity Company”, or “VIAC”). (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 for Voya Insurance and Annuity Company and its Separate Account B, filed on December 30, 2014 (File No. 333-133944).

(4.1)	Form of Flexible Premium Deferred Individual Variable Annuity Contract (ICC15 VI-IA-4046).

(5.1)	Form of Variable Annuity Flexible Premium Deferred Individual Variable Annuity Application (ICC15 171102).

(6.1)

Restated Articles of Incorporation dated July 2 and 3, 2003 (effective January 1, 2004) providing for the redomestication of Golden American Life Insurance Company. (Incorporated herein by reference to the ING USA Annuity and Life Insurance Company’s 10-K filed with the Securities and Exchange Commission on March 29, 2004; File No. 033-87270.)

(6.2)

Amendment to Articles of Incorporation dated November 21, 2003 (effective January 1, 2004) providing for the name change of Golden American Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076.)

(6.3)

Amendment to Articles of Incorporation dated March 4, 2004, providing for the change in purpose and powers of ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076).

(6.3)

Amendment to Articles of Incorporation dated March 3 and March 4, 2004 (effective March 11, 2004) providing for the change in purpose and powers of ING USA Annuity and Life Insurance Company. (Incorporated herein by reference to the ING USA Annuity and Life Insurance Company’s 10-Q, filed on May 17, 2004; File No. 033-87270.)

(6.4)

Amended and Restated By-Laws of ING USA Annuity and Life Insurance Company dated December 15, 2004. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 for ING USA Annuity and Life Insurance Company, filed on April 9, 2007; File No. 333-133076.)

(6.5)

Resolution of the Board of Directors for Powers of Attorney, dated April 23, 1999. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 for Golden American Life Insurance Separate and it’s Separate Account B, filed on April 23, 1999; File No. 333-28679.)

(6.6)

Articles of Merger and Agreement and Plan of Merger of USGALC, ULAIC, ELICI into GALIC and renamed ING USA Annuity and Life Insurance Company dated June 25, 2003. (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on February 13, 2004; File No. 333-28679.)

(7)	Not Applicable.

(8.1)

Service Agreement by and between Golden American Life Insurance Company and Directed Services, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 28 to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on May 1, 1998; File No. 033-23351.)

(8.2)

Asset Management Agreement between Golden American Life Insurance Company and ING Investment Management LLC. (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(8.3)

Participation Agreement between Golden American Life Insurance Company, American Funds Insurance Series and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to a Registration Statement on Form N-6 for ReliaStar Life Insurance Company and its Select*Life Variable Account, filed on July 17, 2003; File No. 333-105319.)

(8.4)

Participation Agreement entered into as of September 15, 2008, as amended, among ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company of New York, ING Investors Trust, Directed Services, LLC, ING Funds Distributor, LLC, American Funds Insurance Series and Capital Research and Management Company. (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for ReliaStar Life Insurance Company of New York Separate Account NY-B, filed on December 29, 2008; File No. 333-115515.)

(8.5)

Business Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, filed on July 17, 2003; File No. 333-105319.)

(8.6)

Amendment No. 1 to the Business Agreement by and among ING USA Annuity and Life Insurance Company (fka Golden American Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company (individually and as the survivor and successor in interest following a merger with Southland Life Insurance Company), ING Life Insurance and Annuity Company (individually and as the survivor and successor in interest following a merger with ING Insurance Company of America), ING America Equities, Inc., ING Financial Advisers, LLC, Directed Services LLC (fka Directed Services, Inc.), American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 14, 2008; File No. 333-153338.)

(8.7)

Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-6, filed on April 9, 2007; File Number 333-47527.)

(8.8)

Participation Agreement dated April 25, 2008, by and among BlackRock Variable Series Funds, Inc., BlackRock Distributors, Inc., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)

(8.9)

Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to the Participation Agreement dated April 25, 2008, by and between BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC., ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)

(8.10)

Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 26 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on April 7, 2009; File No. 033-57244.)

(8.11)

Amendment No. 1, dated as of April 24, 2009, and effective as of May 1, 2009, to Administrative Services Agreement dated April 25, 2008, by and among BlackRock Advisors, LLC and ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement of ReliaStar Life Insurance Company and its Select*Life Separate Account, filed on August 18, 2009; File No. 033-57244.)

(8.12)

Rule 22C-2 Agreement, dated no later than April 16, 2007, and effective as of October 16, 2007, between BlackRock Distributors, Inc., on behalf of and as distributor for the BlackRock Funds and the Merrill Lynch family of funds and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 43 to Registration Statement on form N-4, filed on April 7, 2008; File No. 333-28755.)

(8.13)

Participation Agreement made and entered into as of July 20, 2001, by and among Fidelity, Golden American Life Insurance Company and Fidelity Distributors Corporation and Variable Insurance Products Fund, Variable Insurance Products Fund II and Variable Insurance Products Fund III. (Incorporated herein by reference to Post-Effective Amendment No. 32 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 26, 2002; File No. 033-23351.)

(8.14)

Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation, ING Partners, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ING Insurance Company of America, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company dated November 11, 2004. (Incorporated herein by reference to Post-Effective Amendment No. 8 to a Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company Separate Account B filed with the Securities and Exchange Commission on December 2, 2005; File No. 333-33914.)

(8.15)

Participation Agreement dated November 11, 2004, by and among Variable Insurance Products Funds, Fidelity Distributors Corporation, ING Partners, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ING Insurance Company of America, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 2, 2005; File No. 333-33914.)

(8.16)

Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4, as filed on June 15, 2007; File No. 033-75962.)

(8.17)

Letter Agreement dated May 16, 2007, and effective July 2, 2007, between ING USA Annuity and Life Insurance Company, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund V and Fidelity Distributors Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, as filed on October 23, 2007; File No. 333-117260.)

(8.18)

Amended and Restated Participation Agreement as of December 30, 2005, by and among Franklin Templeton Variable Insurance Products Trust/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 17 to the Registration Statement on Form N-4 for ReliaStar Life Insurance Company and its Separate Account NY-B, filed on February 1, 2007; File No. 333-85618.)

(8.19)

Participation Agreement between Golden American Life Insurance Company, INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc. and INVESCO Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on April 29, 2002; File No. 333-63692.)

(8.20)

Participation Agreement dated July 13, 2001, between Golden American Life Insurance Company and Janus Aspen Series Service Shares. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 29, 2002; File No. 333-63692.)

(8.21)

Participation Agreement by and between PIMCO Variable Insurance Trust, Golden American Life Insurance Company and PIMCO Funds Distributors LLC. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B filed on June 23, 2000; File No. 333-33914.)

(8.22)

Amendment to Participation Agreement by and between PIMCO Variable Insurance Trust, Golden American Life Insurance Company and PIMCO Funds Distributors LLC (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 2, 2005; File No. 333-33914.)

(8.23)

Form of Participation Agreement dated July 13, 2001, among Golden American Life Insurance Company and Putnam Variable Trust and Putnam Retail Management, Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on July 3, 2001; File No. 333-57218.)

(8.24)

Participation Agreement by and between ING Variable Portfolios, Inc., Golden American Life Insurance Company and Directed Services, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 29, 2002; File No. 333-70600.)

(8.25)

Service Agreement by and between Golden American Life Insurance Company and Directed Services, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 28 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on May 1, 1998; File No. 033-23351.)

(8.26)

Asset Management Agreement between Golden American Life Insurance Company and ING Investment Management LLC (Incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 30, 1999; File No. 033-23351.)

(8.27)

Participation Agreement by and among ING Variable Insurance Trust, Golden American Life Insurance Company, ING Mutual Funds Management Co. LLC and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective amendment No. 32 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 26, 2002; File No. 033-23351.)

(8.29)

Amendment to Participation Agreement by and between ING Variable Products Trust, Golden American Life Insurance Company, ING Investments, LLC and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective amendment No. 8 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 2, 2005; File No. 333-33914.)

(8.30)

Amendment to Participation Agreement by and between ING Variable Products Trust, Golden American Life Insurance Company, ING Investments, LLC and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective amendment No. 8 to the Registration Statement on Form N-4 for ING USA Annuity and Life Insurance Company and its Separate Account B, filed on December 2, 2005; File No. 333-33914.)

(8.31)

Participation Agreement by and among ING Variable Insurance Trust, Golden American Life Insurance Company, ING Mutual Funds Management Co. LLC and ING Funds Distributor, Inc. (Incorporated herein by reference to Post-Effective amendment No. 32 to the Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 26, 2002; File No. 033-23351.)

(8.32)

Participation Agreement by and between ING Variable Portfolios, Inc., Golden American Life Insurance Company and Directed Services, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 1 to a Registration Statement on Form N-4 for Golden American Life Insurance Company and its Separate Account B, filed on April 29, 2002; File No. 333-70600).

(8.33)

Rule 22C-2 Agreement, effective April 16, 2007, and to become operational on October 16, 2007, by and between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (Incorporated herein by reference to Post-Effective Amendment No. 12 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2007; File No. 333-47527.)

(9)	Opinion and Consent of Counsel [To be filed by pre-effective Amendment.]

(10)	Consent of Independent Registered Public Accounting Firm [To be filed by pre-effective Amendment.]

(11)	Not Applicable

(12)	Not Applicable.

(13)	Powers of Attorney (included on the Signature Page of this Registration Statement)

Item 25	Directors and Officers of the Depositor*
Name and Principal Business Address	Positions and Offices with Depositor
Michael S. Smith, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Director and President
Alain M. Karaoglan, 230 Park Avenue, New York, NY 10169	Director
Rodney O. Martin, Jr., 230 Park Avenue, New York, NY 10169	Director
Chetlur S. Ragavan, 230 Park Avenue, New York, NY 10169	Director, Executive President and Chief Risk Officer
Ewout L. Steenbergen, 230 Park Avenue, New York, NY 10169	Director and Executive Vice President, Finance
Bridget M. Healy, 230 Park Avenue, New York, NY 10169	Executive Vice President and Chief Legal Officer
Joseph J. Elmy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
Michael J. Gioffre, One Orange Way, Windsor, CT 06095-4774	Senior Vice President, Compliance
Megan Huddleston, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Assistant Secretary
Christine Hurtsellers, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President
Carolyn M. Johnson, One Orange Way, Windsor, CT 06095-4774	Senior Vice President
Mark B. Kaye, One Orange Way, Windsor, CT 06095-4774	Senior Vice President
Patrick D. Lusk, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Appointed Actuary
Gilbert E. Mathis, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President
David P. Wilkin, 20 Washington Avenue South, Minneapolis, MN 55401	Senior Vice President
David P. Wiland, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Senior Vice President and Chief Financial Officer
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Steven T. Pierson, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Chief Accounting Officer
Justin Smith, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Deputy General Counsel
Regina A. Gordon, One Orange Way, Windsor, CT 06095-4774	Vice President, Compliance
Jennifer M. Ogren, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

*      These individuals may also be directors and/or officers of other affiliates of the Company.

Item 28	Persons Controlled by or Under Common Control with the Depositor or the Registrant
Voya Financial, Inc.
HOLDING COMPANY SYSTEM

12/31/2014

Voya Financial, Inc. (*1) Non-Insurer (Delaware) 52-1222820	ING GROEP N.V. Non-Insurer (The Netherlands) No FEIN

Voya Services Company Non-Insurer (Delaware) 52-1317217

Voya Payroll Management, Inc. Non-Insurer (Delaware) 52-2197204

Voya Insurance Management (Bermuda) Limited Non-Insurer (Bermuda) No FEIN Assigned

Voya Holdings Inc. Non-Insurer (Connecticut) 02-0488491

IB Holdings LLC Non-Insurer (Virginia) 41-1983894

12/31/14	The New Providence Insurance Company, Limited Non-Insurer (Cayman Islands) 98-0161114

Page 1	Voya Financial Advisors, Inc. Non-Insurer (Minnesota) 41-0945505

Voya Investment Management LLC Non-Insurer (Delaware) 58-2361003

Voya Investment Management Co. LLC Non-Insurer (Delaware) 06-0888148

Voya Investment Management (Bermuda) Holdings Limited Non-Insurer (Bermuda)

Voya Investment Trust Co. Non-Insurer (Connecticut) 06-1440627

Voya Investment Management (UK) Limited Non-Insurer (United Kingdom)

Voya Investment Management Alternative Assets LLC Non Insurer (Delaware) 13-4038444

Voya Alternative Asset Management LLC Non-Insurer (Delaware) 13-3863170

Voya Furman Selz Investments III LLC (*2) Non-Insurer (Delaware) 13-4127836

Voya Realty Group LLC Non-Insurer (Delaware) 13-4003969

Voya Pomona Holdings LLC Non-Insurer (Delaware) 13-4152011

Pomona G. P. Holdings LLC (*3) Non-Insurer (Delaware) 13-4150600

Pomona Management LLC Non-Insurer (Delaware) 13-4149700

Voya Alternative Asset Management Ireland Limited Non-Insurer (Ireland)

Voya Capital, LLC Non-Insurer (Delaware) 86-1020892

Voya Funds Services, LLC Non-Insurer (Delaware) 86-1020893

Voya Investments Distributor, LLC Non-Insurer (Delaware) 03-0485744

Voya Investments, LLC Non-Insurer (Arizona) 03-0402099

First Lien Loan Program LLC (*4) Non-Insurer (Delaware) 30-0841155

12/31/14	Voya Retirement Insurance and Annuity Company Insurer (Connecticut) 71-0294708 NAIC 86509

Page 2	Directed Services LLC Non-Insurer (Delaware) 14-1984144

Voya Financial Partners, LLC Non-Insurer (Delaware) 06-1375177

Voya Institutional Trust Company Non-Insurer (Connecticut) 46-5416028

Systematized Benefits Administrators, Inc. Non-Insurer (Connecticut) 06-0889923

Voya Insurance and Annuity Company Insurer (Iowa) 41-0991508 NAIC 80942

ReliaStar Life Insurance Company Insurer (Minnesota) 41-0451140 NAIC 67105

ReliaStar Life Insurance Company of New York Insurer (New York) 53-0242530 NAIC 61360

Roaring River, LLC Insurer (Missouri) 26-3355951 NAIC 13583

Roaring River II, LLC Insurer (Missouri) 27-2278894 NAIC 14007

12/31/14	Voya Institutional Plan Services, LLC Non-Insurer (Delaware) 04-3516284)

Page 3	Voya Retirement Advisors, LLC Non-Insurer (New Jersey) 22-1862786

Australia Retirement Services Holding, LLC Non-Insurer (Delaware) 26-0037599

ILICA Inc. Non-Insurer (Connecticut) 06-1067464

Voya International Nominee Holdings, Inc. Non-Insurer (Connecticut) 06-0952776

AII 1, LLC Non-Insurer (Connecticut) No tax id

AII 2, LLC Non-Insurer (Connecticut) No tax id

AII 3, LLC Non-Insurer (Connecticut) No tax id

AII 4, LLC Non-Insurer (Connecticut) No tax id

Voya Insurance Solutions, Inc. Non-Insurer (Connecticut) 06-1465377

Langhorne I, LLC Non-Insurer (Missouri) 46-1051195 NAIC: 15365

Security Life Assignment Corp. Non-Insurer (Colorado) 84-1437826

Security Life of Denver Insurance Company Insurer (Colorado) 84-0499703 NAIC 68713

Voya America Equities, Inc. Non-Insurer (Colorado) 84-1251388

Midwestern United Life Insurance Company Insurer (Indiana) 35-0838945 NAIC 66109

Roaring River IV Holding, LLC Non-Insurer (Delaware) 46-3607309

Roaring River IV, LLC Insurer (Missouri) 80-0955075 NAIC 15364

Roaring River III Holding, LLC Non-Insurer (Delaware) 45-4771241

Roaring River III, LLC Insurer (Missouri) 80-0795318 NAIC 14416

Security Life of Denver International Limited Insurer (Arizona) 98-0138339 NAIC 15321

Voya Custom Investments LLC Non-Insurer (Delaware) 98-0138339

SLDI Georgia Holdings, Inc. Non-Insurer (Georgia) 27-1108872

Voya II Custom Investments LLC Non-Insurer (Delaware) 27-1108872

Rancho Mountain Properties, Inc. Non-Insurer (Delaware) 27-2987157

IIPS of Florida, LLC Non-Insurer (Florida)

Voya Financial Products Company, Inc. Non-Insurer (Delaware) 26-1956344

12/31/14

Page 4

*1 As of March 25, 2014, approximately 43% of the common stock of Voya Financial, Inc. is owned by ING Groep N.V. and approximately 57% by Public Shareholders. As of March 25, 2014, Voya Financial, Inc. became an affiliate of ING Groep N.V., and is no longer considered a subsidiary of ING Groep N.V. On November 18, 2014 ING Group’s ownership stake in Voya Financial, Inc. was reduced to approximately 19%.

*2 Voya Furman Selz Investments III LLC owned 95.81% by Voya Investment Management Alternative Assets LLC and 4.19% by Third Party Shareholder.
*3 Pomona G. P. Holdings LLC owned 50% by Voya Pomona Holdings LLC and 50% by Third Party Shareholder.
*4 First Lien Loan Program LLC controlled 50% by Voya Investment Management LLC and 50% by Third Party Stakeholder (Voya equity ownership of FLLP LLC is less than 15%).

Item 27	Number of Contract Owner

As of XXXXXXX XX, 2015, there were XXX,XXX qualified contract owners and XXX,XXX non-qualified contract owners in Separate Account B of ING USA Annuity and Life Insurance Company Separate Account B. [Information to be added by pre-effective Amendment.]

Item 28	Indemnification

Voya Insurance and Annuity Company shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Voya Insurance and Annuity as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

Voya Insurance and Annuity Company may also, to the extent permitted by law, indemnify any other person who is or was serving Voya Insurance and Annuity Company in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

Voya Insurance and Annuity Company or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Iowa, Voya Financial, Inc. maintains Professional Liability and fidelity bond insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. These policies include either or both the principal underwriter, the depositor and any/all assets under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: errors and omissions/professional liability, directors and officers, employment practices liability and fidelity/crime (a.k.a. “Financial Institutional Bond”).

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 29	Principal Underwriter

(a)   In addition to the Registrant, Directed Services LLC serves as principal underwriter for all contracts issued by Voya Insurance and Annuity Company through its Separate Accounts A, B and EQ and Alger Separate Account A and ReliaStar Life Insurance Company of New York through its Separate Account NY-B and certain contracts issued by Voya Retirement Insurance and Annuity Company through its Variable Annuity Account B. Also, Directed Services LLC serves as investment advisor to Voya Investors Trust and Voya Partners, Inc.

(b)   The following information is furnished with respect to the principal officers and directors of Directed Services LLC, the Registrant’s Distributor.

Name and Principal Business Address	Positions and Offices with Underwriter
Chad J. Tope, 909 Locust Street, Des Moines, IA 50309	President
James L. Nichols, IV, One Orange Way, Windsor, CT 06095-4774	Director
Richard E. Gelfand, 1475 Dunwoody Drive, West Chester, PA 19380-1478	Chief Financial Officer
Regina Gordon, One Orange Way, Windsor, CT 06095-4774	Chief Compliance Officer
Shawn P. Mathews, One Orange Way, Windsor, CT 06095-4774	Executive Vice President
Kimberly A. Anderson, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Senior Vice President
Julius A. Drelick, III, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Senior Vice President, Investment Adviser and Chief Compliance Officer
Megan A. Huddleston, One Orange Way, Windsor, CT 06095-4774	Senior Vice President and Secretary
Stanley D. Vyner, 230 Park Avenue, 13th Floor, New York, NY 10169	Senior Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Holly B. Flynn, 909 Locust Street, Des Moines, IA 50309	Vice President
Heather M. Hackett, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Jody I. Hrazanek, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Todd R. Modic, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Vice President
Jason R. Rausch, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Stephen Sedmak, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Spencer T. Shell, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Assistant Treasurer
May F. Tong, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Paul L. Zemsky, 230 Park Avenue, 13th Floor, New York, NY 10169	Vice President
Huey P. Falgout, 7337 E Doubletree Ranch Road, Scottsdale, AZ 85258	Assistant Secretary
C. Nikol Gianopoulos, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Angelia M. Lattery, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary

Tina M. Nelson, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Melissa A. O’Donnell, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Jennifer M. Ogren, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary

(c)	Compensation From the Registrant.
(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	2014 Net Underwriting Discounts and Commissions	Compensation on Events Occasioning the Deduction of a Deferred Sales Load	Brokerage Commissions	Other Compensation*
Directed Services LLC				[To be added by pre-effective Amendment.]
*	Compensation shown in column 5 includes: marketing allowances.

Item 30	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by the Depositor and located at: 909 Locust Street, Des Moines, Iowa 50309, 1475 Dunwoody Drive, West Chester, PA 19380 and at 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390.

Item 31	Management Services
None.

Item 32	Undertakings

•      Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as it is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old so long as payments under the variable annuity contracts may be accepted;

•      Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

•      Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Representations

•      The account meets the definition of a “separate account” under federal securities laws.

•      Voya Insurance and Annuity Company hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account B of Voya Insurance and Annuity Company, has duly caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned, duly authorized, in the Town of Windsor, State of Connecticut, on the 19th day of February, 2015.

SEPARATE ACCOUNT B
(Registrant)

By: VOYA INSURANCE AND ANNUITY COMPANY
(Depositor)

By:	/s/ Michael S. Smith
Michael S. Smith President (principal executive officer)

As required by the Securities Act of 1933, and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons in the capacities and on the date indicated. Each person whose signature appears below hereby constitutes and appoints J. Neil McMurdie, Julie E. Rockmore, Tina Campbell, Brian H. Buckley and Justin Smith, and each of them individually, such person’s true and lawful attorneys and agents with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person’s name and capacity indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such person’s signature as it may be signed by said attorneys to any and all amendments (pre-effective and post-effective amendments).

Signature	Title	Date

/s/ Michael S. Smith	Director and President	2/12/2015
Michael S. Smith	(principal executive officer)

/s/ Alain M. Karaoglan	Director	2/12/2015
Alain M. Karaoglan

/s/ Rodney O. Martin	Director	2/12/2015
Rodney O. Martin

/s/ Chetlur S. Ragavan	Director	2/12/2015
Chetlur S. Ragavan

/s/ Ewout L. Steenbergen	Director	2/12/2015
Ewout L. Steenbergen

/s/ David P. Wiland	Senior Vice President and Chief Financial Officer	2/12/2015
David P. Wiland,	(principal financial officer)

/s/ Steven T. Pierson	Senior Vice President and Chief Accounting Officer	2/12/2015
Steven T. Pierson	(principal accounting officer)

State of New York

County of New York

On the 12th day of February in the year 2015, before me, the undersigned, personally appeared Alain M. Karaoglan, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Marie Picard Notary Public	Marie E. Picard Notary Public, State of New York No. 02PI6120977 Qualified in Kings County Commission Expires: 2/11/17

State of New York

County of New York

On the 12th day of February in the year 2015, before me, the undersigned, personally appeared Rodney O. Martin, Jr., personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Marie Picard Notary Public	Marie E. Picard Notary Public, State of New York No. 02PI6120977 Qualified in Kings County Commission Expires: 2/11/17

State of New York

County of New York

On the 12th day of February in the year 2015, before me, the undersigned, personally appeared Chetlur S. Ragavan, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Marie Picard Notary Public	Marie E. Picard Notary Public, State of New York No. 02PI6120977 Qualified in Kings County Commission Expires: 2/11/17

State of New York

County of New York

On the 12th day of February in the year 2015, before me, the undersigned, personally appeared Ewout L. Steenbergen, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Marie Picard Notary Public	Marie E. Picard Notary Public, State of New York No. 02PI6120977 Qualified in Kings County Commission Expires: 2/11/17

STATEMENT OF WITNESS

On the date written above, the principal declared to me in my presence that this instrument is his general durable power of attorney and that he had willingly signed or directed another to sign for him, and that he executed it as his free and voluntary act for the purposes therein expressed.

/s/ Joseph D. Horan                                                     Signature of Witness #1
Joseph D. Horan                                                          Printed or typed name of Witness #1
Voya Financial, 5780 Powers Ferry Rd. NW                 Address of Witness #1
Atlanta, GA  30327

/s/ Karen K. Blair                                                         Signature of Witness #2
Karen K. Blair                                                             Printed or typed name of Witness #2
Voya Financial, 5780 Powers Ferry Road, NW              Address of Witness #2
Atlanta, GA  30327

SECURITY LIFE SEPARATE ACCOUNT L1
EXHIBIT INDEX

Exhibit No.	Exhibit

24(b)(4.1)	Form of Flexible Premium Deferred Individual Variable Annuity Contract (ICC15 VI-IA-4046).

24(b)(5.1)	Form of Variable Annuity Flexible Premium Deferred Individual Variable Annuity Application (ICC15 171102).

24(9)	Opinion and Consent of Counsel*

24(10)	Consent of Independent Registered Public Accounting Firm*

24(13)	Powers of Attorney**

*To be filed by amendment.

**Included on Signatures page of this Registration Statement.